Filed Pursuant to Rule 424(b)(2)
Registration No. 333-98659
PROSPECTUS SUPPLEMENT

(to prospectus dated August 30, 2002)	February 5, 2003

3,200,000 Shares

Common Stock

We are offering 3,200,000 shares of our common stock, par value $0.01 per share. We will receive all of the net proceeds from the sale of such common stock.

Our common stock is listed on the New York Stock Exchange under the symbol “TMA.” The last reported sale price of our common stock on February 4, 2003 was $20.11 per share.

Before buying any of these shares of our common stock, you should carefully consider the risk factors described in “Risk factors” beginning on page 8 of the accompanying prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

	Per share	Total

Public offering price	$20.000	$64,000,000

Underwriting discounts and commissions	$0.996	$3,187,200

Proceeds, before expenses, to us	$19.004	$60,812,800

We have granted the underwriters a 30-day option to purchase up to an additional 480,000 shares of our common stock to cover over-allotments at the public offering price per share, less the underwriting discounts and commissions.

The underwriters are offering the shares of our common stock as described in “Underwriting.” Delivery of the shares will be made on or about February 10, 2003.

UBS Warburg	A.G. Edwards & Sons, Inc.

U.S. Bancorp Piper Jaffray	Wachovia Securities

Forward-looking information
The Company
The offering
Use of proceeds
Recent developments
Capitalization
Selected financial data
Underwriting
Legal matters
Experts
About this prospectus
Forward-looking information
About Thornburg Mortgage, Inc.
Risk factors
Use of proceeds
Ratio of earnings to fixed charges and preferred stock dividends
Description of stock
Federal income tax considerations
Plan of distribution
Experts
Legal matters
Where you can find more information
Incorporation of certain documents by reference

You should rely only on the information contained in or incorporated by reference into this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. The information in this prospectus supplement, the accompanying prospectus and the documents incorporated therein by reference is accurate only as of the date such information is presented. Our business, financial condition, results of operations and prospects may have changed since such dates.

Prospectus Supplement

Forward-looking information	S-2
The Company	S-3
The offering	S-11
Use of proceeds	S-11
Recent developments	S-11
Capitalization	S-14
Selected financial data	S-16
Underwriting	S-17
Legal matters	S-19
Experts	S-19

Prospectus

About this prospectus	3
Forward-looking information	3
About Thornburg Mortgage, Inc.	3
Risk factors	8
Use of proceeds	15
Ratio of earnings to fixed charges and preferred stock dividends	15
Description of stock	15
Federal income tax considerations	22
Plan of distribution	31
Experts	33
Legal matters	33
Where you can find more information	33
Incorporation of certain documents by reference	34

Forward-looking information

This prospectus supplement and the accompanying prospectus contain or incorporate by reference certain “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 that are based on our current expectations, estimates and projections. Pursuant to those sections, we may obtain a “safe harbor” for forward-looking statements by identifying those statements and by accompanying those statements with cautionary statements, which identify factors that could cause actual results to differ from those expressed in the forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. The words “believe,” “anticipate,” “intend,” “aim,” “expect,” “will,” and similar words identify forward-looking statements. Such statements are not guarantees of future performance, events or results and involve potential risks and uncertainties. Accordingly, our actual results may differ from our current expectations, estimates and projections. Important factors that may impact our actual results or may cause our actual results to differ materially from those expressed in any forward-looking statements made by us or on our behalf include, but are not limited to, changes in interest rates, changes in the yield curve, changes in prepayment rates, changes in the supply of mortgage-backed securities, our ability to obtain financing and the terms of any financing that we do obtain. For a discussion of the risks and uncertainties, which could cause actual results to differ from those contained in the forward-looking statements, see “Risk factors” in the accompanying prospectus. We do not undertake, and specifically disclaim any obligation, to publicly release the result of any revisions which may be made to any forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such statements.

The following information may not contain all of the information that is important to you. We encourage you to read this prospectus supplement and the accompanying prospectus, as well as the information which is incorporated by reference into the accompanying prospectus, in their entireties. You should carefully consider the factors set forth under “Risk factors” on page 8 in the accompanying prospectus before making an investment decision to purchase shares of our common stock. Unless the context otherwise requires, all references to “we,” “us” or the “Company” in this prospectus supplement and the accompanying prospectus refer to Thornburg Mortgage, Inc. and its subsidiaries. Unless otherwise indicated, the information in this prospectus supplement assumes that the underwriters do not exercise the over-allotment option described in “Underwriting.”

The Company

BACKGROUND

We are a mortgage acquisition and origination company that primarily invests in adjustable and variable rate mortgage, or ARM, assets comprised of ARM securities and ARM loans, thereby providing capital to the single family residential housing market. ARM securities represent interests in pools of ARM loans, which are generally publicly rated and include guarantees or other credit enhancements against losses from loan defaults. While we are not a bank or savings and loan institution, our business is best understood in comparison to such institutions. We acquire mortgage assets using our equity capital and borrowed funds. We borrow using our ARM assets as collateral and use the proceeds to invest in additional ARM assets. Our goal is to generate income for distribution to our shareholders based on the difference between the interest income on our ARM assets portfolio and the cost of our borrowings. Our corporate structure differs from most lending institutions in that we are organized for tax purposes as a real estate investment trust, or REIT, and, therefore, generally pass through substantially all of our earnings to shareholders without paying federal or state income tax at the corporate level.

Thornburg Mortgage Home Loans, Inc., or TMHL, our wholly-owned qualified REIT subsidiary, conducts our mortgage loan acquisition and origination activities and also services mortgage loans that it acquires and originates. Through TMHL, we acquire mortgage loans through three channels: (i) bulk acquisitions, which involve acquiring pools of whole loans with or without servicing rights, which are originated using the seller’s guidelines and underwriting criteria; (ii) correspondent lending, which involves acquiring loans from correspondent lenders or other loan originators with or without servicing rights, who generally originate the individual loans using our underwriting criteria and guidelines; and (iii) direct retail mortgage loan originations. ARM loans acquired from third parties and ARM loans originated by TMHL are intended to be securitized and then held in our portfolio as high quality securitized assets. When used as collateral for borrowing funds, the high quality securitized assets reduce our overall borrowing costs and improve our access to financing. As a service to our customers, we may also originate 15-year and 30-year fixed rate mortgage loans, which we would then sell to third-party investors. As of February 5, 2003, TMHL had authority to lend in 42 states.

We are a Maryland corporation that was incorporated on July 28, 1992 and began operations in June 1993. We are managed by Thornburg Mortgage Advisory Corporation, or the Manager, which is responsible for our day-to-day operations, subject to the supervision of our Board of Directors. Our Board of Directors consists of 10 directors, six of whom are not affiliated with the Manager. Our principal executive offices are located at 150 Washington Avenue, Suite 302, Santa Fe, New Mexico 87501. Our telephone number is (505) 989-1900. Our internet address is www.thornburg.com. Information contained on our internet web site is not, and should not be interpreted to be, a part of this prospectus supplement or the accompanying prospectus.

The Company

ASSETS

Our ARM assets portfolio may consist of mortgage pass-through securities either guaranteed by Ginnie Mae, an agency of the federal government, or by Fannie Mae or Freddie Mac, federally chartered corporations, or privately issued (generally, publicly registered) mortgage pass-through securities, multi-class pass-through securities, collateralized mortgage obligations, or CMOs, collateralized bond obligations, or CBOs, ARM loans, fixed rate mortgage-backed securities that have an expected duration at the time of acquisition of one year or less, short term investments that either mature within one year or have an interest rate that reprices within one year, or fixed rate mortgage loans originated by TMHL, pending sale to third parties.

Agency securities are mortgage-backed securities for which a U.S. Government agency or federally chartered corporation, such as Freddie Mac, Fannie Mae or Ginnie Mae, guarantees payments of principal or interest on the certificates. Agency securities are not rated, but carry an implied “AAA” rating. A portion of our ARM assets includes hybrid ARM assets, which are typically 30-year mortgage assets that have a fixed rate of interest for an initial period, generally 3 to 10 years, and then convert to adjustable rate mortgage assets for the balance of the term. We limit our ownership of hybrid ARMs with fixed rate periods of greater than five years to no more than 10% of our total assets. We also limit the interest rate repricing mismatch between the fixed rate period of our hybrid ARMs and the corresponding borrowings to a duration difference of no more than one year.

Our investment policy requires that we invest at least 70% of our total assets in “High Quality” ARM securities and short term investments. High Quality means:

†	securities that are unrated but are guaranteed by the U.S. Government or issued or guaranteed by Ginnie Mae, Freddie Mac, or Fannie Mae;

†	securities that are rated within one of the two highest rating categories, “AAA” or “AA,” by at least one of Standard & Poor’s Corporation or Moody’s Investors Service, Inc., or the Rating Agencies;

†	securities that are unrated or whose ratings have not been updated but are determined to be of comparable quality (by the rating standards of at least one of the Rating Agencies) to a High Quality rated mortgage security, as determined by the Manager and approved by our Board of Directors; or

†	the portion of ARM loans that have been deposited into a trust and have received a credit rating of “AA” or better from at least one of the Rating Agencies.

The remainder of our investment portfolio, comprising not more than 30% of our total assets, may consist of “Other Investment” assets. Other Investment assets mean:

†	adjustable or variable rate pass-through certificates, multi-class pass-through certificates or CMOs backed by loans on single family, multi-family, commercial or other real estate-related properties so long as they are rated at least Investment Grade at the time of purchase. “Investment Grade” generally means a security rating of “BBB,” “Baa” or better by one of the Rating Agencies;

†	ARM loans collateralized by first liens on single family residential properties, generally underwritten to “A” quality standards, and acquired for the purpose of future securitization;

†	fixed rate mortgage loans secured by first liens on single family residential properties originated for sale to third parties;

†	real estate properties acquired as a result of foreclosing on our ARM loans; or

†	as authorized by our Board of Directors, ARM securities rated less than Investment Grade that are created as a result of our loan acquisition and securitization efforts and that equal an amount no greater than 17.5% of shareholders’ equity, measured on a historical cost basis.

The Company

At September 30, 2002, we held total assets of $10.1 billion, $10.0 billion of which consisted of ARM assets, as compared to $5.8 billion and $5.7 billion, respectively, at December 31, 2001. Since commencing operations in 1993, we have primarily purchased either ARM securities (backed by agencies of the U.S. Government or federally chartered corporations, or privately-issued, generally publicly registered, mortgage assets, most of which are rated “AA” or higher by at least one of the Rating Agencies) or ARM loans generally originated to “A” quality underwriting standards. At September 30, 2002, 93.1% of the assets that we held, including cash and cash equivalents, were High Quality assets, far exceeding our investment policy minimum requirement of investing at least 70% of our total assets in High Quality ARM assets and cash and cash equivalents. Of the ARM assets that we owned at September 30, 2002, 91.4% were in the form of adjustable rate pass-through certificates or ARM loans. The remainder were floating rate classes of CMOs (5.7%), short term, fixed rate classes of CMOs (0.9%) or investments in floating rate classes of CBOs (2.0%) backed primarily by ARM mortgage-backed securities.

Our ARM portfolio had a current weighted average interest rate coupon of 5.10% at September 30, 2002. This consisted of an average coupon of 5.42% on the hybrid portion of our ARM portfolio and an average coupon of 4.38% on the rest of the portfolio. If the portfolio had been “fully indexed,” the weighted average coupon of our ARM portfolio would have been approximately 4.92% based upon the current composition of the portfolio and the applicable indices. Additionally, if the non-hybrid portion of the portfolio had been “fully indexed,” the weighted average coupon of that portion of the portfolio would have been approximately 3.80% based upon the current composition of the portfolio and the applicable indices. The term “fully indexed” refers to an ARM asset that has an interest rate that is currently equal to its applicable index plus a margin to the index that is specified by the terms of the ARM asset.

At September 30, 2002, the current yield of the ARM assets portfolio was 4.71% compared to 5.09% as of December 31, 2001, with an average term to the next repricing date of 901 days as of September 30, 2002 compared to 617 days as of December 31, 2001. The hybrid ARM portion of our portfolio had an average term to the next repricing date of 3.7 years as of September 30, 2002 compared to 3.7 years as of December 31, 2001. The non-hybrid ARM portion of our portfolio had an average term to the next repricing date of 71 days as of September 30, 2002 compared to 89 days as of December 31, 2001. As of September 30, 2002, hybrid ARMs comprised 66.1% of our total ARM portfolio, compared to 41.7% as of the end of 2001.

As of September 30, 2002, we had reduced the carrying value of our securitized ARM loans by $11.7 million due to estimated credit losses (other than temporary declines in fair value). In addition, we had reduced the cost basis of other ARM securities by $856,000, as of the same date, related to Other Investments that we purchased at a discount that included an estimate of credit losses.

At September 30, 2002, 10 of the 8,301 loans in our ARM loan portfolio were considered seriously delinquent (60 days or more delinquent) and had an aggregate balance of $2.5 million. The ARM loan portfolio includes loans that we hold for securitization, loans that we acquired and securitized, and loans that we hold as collateral for “AAA” notes payable. The ARM loan portfolio also included at September 30, 2002 two properties that we acquired as the result of foreclosure processes in the amount of $506,000. As of September 30, 2002, the average original effective loan-to-value ratio on the delinquent loans and acquired properties was approximately 60%. We believe that our current level of basis adjustments and allowance for loan losses are more than adequate to cover estimated losses in the portfolio.

The Company

The following table presents a summary of the basis adjustments on our securitized ARM loans, the basis adjustments on our purchased ARM securities and the allowance for losses on our ARM loans (in thousands):

	Basis adjustments		Allowance
			for losses
	Securitized	Purchased
	ARM loans	ARM securities	ARM loans	Total

Balance, December 31, 2001	$7,925	$1,151	$100	$9,176
Basis adjustment recorded at time of loan securitization	3,762	—	—	3,762
Charge-offs	—	(460)	—	(460)
Recoveries	—	165	—	165

Balance, September 30, 2002	$11,687	$856	$100	$12,643

Since 1997, we have emphasized purchasing assets at lower prices relative to par in order to reduce the potential impact of future prepayments. As a result, we have emphasized the acquisition of High Quality ARM and hybrid ARM assets, floating rate collateralized mortgages and short term, fixed rate securities. In doing so, the average premium/(discount) that we paid for ARM assets acquired during the first nine months of 2002 and for the year 2001 was 0.78% and 0.12% of par, respectively, as compared to 3.29% of par in 1997 when we emphasized the purchase of seasoned ARM assets. In part, as a result of this strategy, our unamortized net premium as a percent of par was 0.99% as of September 30, 2002, down from 2.83% as of the end of 1997.

During the three-month and nine-month periods ended September 30, 2002, we securitized $519.5 million and $1.5 billion of our ARM loans, respectively, into a series of privately issued multi-class ARM securities and retained all of such securities for our portfolio. Of the loans that we securitized during the first nine months of 2002, 99.8% are at least Investment Grade and 0.2% are below Investment Grade.

As of September 30, 2002, we serviced $1.5 billion of our loans and had 3,481 customer relationships. We hold all of the loans that we service in our portfolio in the form of securitized loans or loans to be securitized for our portfolio. We have not retained or capitalized any servicing rights on loans sold. We have contracted with a third party to provide private-label loan servicing using our name for loans which we originate or purchase on a servicing-released basis.

For the quarter ended September 30, 2002, our mortgage assets paid down at an approximate average annualized constant prepayment rate of 30% compared to 30% for the quarter ended September 30, 2001 and 26% for the quarter ended June 30, 2002. When we experience increases in prepayments, we have to amortize our premiums over a shorter time period, resulting in a reduced yield to maturity on our ARM assets. Conversely, if we experience decreases in actual prepayments, we would amortize the premium over a longer time period, resulting in a higher yield to maturity. We monitor our prepayment experience on a monthly basis in order to adjust the amortization of the net premium, as appropriate.

BORROWINGS

We finance the purchase of ARM assets by using equity capital as well as borrowings collateralized by our ARM assets at short term borrowing rates. We then use these proceeds to acquire additional ARM assets. Our borrowings are primarily in the form of reverse repurchase agreements using our ARM securities as collateral. We generally expect to maintain an equity-to-assets ratio of between 8% and 10%, as measured on a historical cost basis. This ratio may vary from time to time within the above stated range depending upon market conditions and other factors that our management deems relevant, but cannot fall below 8% without the approval of our Board of Directors. As of September 30, 2002, this ratio was 8.61%.

The Company

We attempt to mitigate our interest rate risk by funding our ARM assets with borrowings that have maturities that approximately match the interest rate adjustment periods on our ARM assets. Therefore, some of our borrowings bear variable or short term (one year or less), fixed interest rates because a portion of our ARM assets have interest rates that adjust within one year. We also have a policy to fund our hybrid ARM assets with fixed rate borrowings such that the duration difference of our hybrid ARMs and the corresponding borrowings is one year or less. We accomplish this fixed rate borrowing through the use of interest rate swap agreements and eurodollar futures contracts where we contractually enter into a transaction obligating us to pay a fixed interest rate for a specified term, thereby fixing our borrowing cost. Duration is a calculation that measures the expected price volatility of financial instruments based on changes in interest rates. By maintaining a duration difference of less than one year, the price change of our hybrid ARM portfolio is expected to be a maximum of 1% for a 1% parallel shift in interest rates, net of the fair value change of our swap agreements, eurodollar transactions and other borrowings funding our hybrid ARMs. As of September 30, 2002, the duration difference applicable to our hybrid ARM portfolio was approximately two months.

Generally, our borrowing agreements require us to deposit additional collateral in the event that the market value of our existing collateral declines, which, in dramatically rising interest rate environments, could require us to sell assets to reduce the borrowings. As of September 30, 2002, we had arrangements to enter into reverse repurchase agreements with 25 different financial institutions, three of which also provide us with separate whole loan financing facilities. One of the whole loan financing facilities has a borrowing capacity of $300 million and matures in March 2003. The other two whole loan financing facilities each have a borrowing capacity of $300 million and mature in November 2002. See “Recent developments.” As of September 30, 2002, we had $393.8 million borrowed against these whole loan financing facilities at an effective cost of 2.43%.

We have also financed the purchase of additional ARM assets by issuing debt obligations in the capital markets, which are collateralized by securitized pools of our ARM assets that are placed in a trust. The principal and interest payments on the debt are paid by the trust out of the cash flows received on the collateral. By using such a structure, we can issue debt that will not be subject to margin calls once the debt obligation has been issued. As of September 30, 2002, we had $286.3 million of “AAA” collateralized notes payable outstanding. See “Recent developments.”

HEDGING

In addition to the use of interest rate swap agreements and eurodollar transactions to manage the interest rate risk associated with our hybrid ARMs, we also make use of other hedging strategies to mitigate the impact of certain adverse changes in interest rates on our net interest income and fair value changes of our ARM assets. In general, ARM assets have a maximum lifetime interest rate cap, or ceiling, meaning that each ARM asset contains a contractual maximum interest rate. This lifetime interest rate cap is a component of the fair value of an ARM asset. Since our borrowings are not subject to equivalent interest rate caps, the interest rate cap agreements we have purchased have the effect of offsetting a portion of the fair value change in our ARM assets related to the lifetime interest rate cap, and they also allow the yield on our ARM assets to continue to rise above its contractual maximum rate. Pursuant to the terms of such cap agreements, we will receive cash payments if the interest rate index specified in any such cap agreement increases above certain specified levels. Therefore, such cap agreements have the effect of offsetting a portion of our borrowing costs and reducing the effect of the lifetime cap feature on our ARM assets so that the yield on our ARM assets will continue to rise in high interest rate environments as our cost of borrowing rises. As a result of the current level of lower interest rates, we have decided not to purchase additional cap agreements at this time, but will reevaluate this decision as interest rates change.

The Company

MANAGEMENT

Our management team includes:

†	Garrett Thornburg, our Chairman of the Board of Directors and Chief Executive Officer, who is also the Chairman, the Chief Executive Officer and a director of the Manager;

†	Larry A. Goldstone, our President and Chief Operating Officer and a member of our Board of Directors, who is also a Managing Director of the Manager and the Chairman of TMHL;

†	Richard P. Story, our Executive Vice President, Chief Financial Officer and Treasurer and a member of our Board of Directors, who is also the Chief Accounting Officer and a Managing Director of the Manager and the Chief Financial Officer of TMHL;

†	Joseph H. Badal, our Executive Vice President, Single Family Residential Lending and a member of our Board of Directors, who is also a Managing Director of the Manager and the Chief Executive Officer of TMHL;

†	Ron Chicaferro, our Senior Vice President, Correspondent and Retail Lending, who is also a Managing Director of the Manager and the President of TMHL;

†	Maxine Swisa, our Senior Vice President, Chief Information Officer, who is also a Managing Director of the Manager;

†	David Akre, our Vice President, Secondary Marketing;

†	Anne Beckett, our Vice President, Operations Manager;

†	Deborah Burns, our Vice President, Mortgage Loan Securitization;

†	Nate Fellers, our Vice President, Capital Markets, and Senior Portfolio Manager;

†	Leanne Gallagher, our Vice President, Investor Relations; and

†	Jane Starrett, our Vice President and Controller.

Mr. Thornburg has over 22 years of experience in the investment advisory industry and currently holds positions in the following entities (all of which are independent from the Company): sole Director and Treasurer of Thornburg Investment Management, Inc., or TIM, an investment advisory firm organized in 1982 which is advisor to the eleven Thornburg Mutual Funds, and Thornburg Securities Corporation, a registered broker-dealer that acts as a distributor of mutual funds managed by TIM; Trustee and Chairman of Trustees of Thornburg Investment Trust, a regulated investment company that is the issuer of nine of the eleven Thornburg Mutual Funds; and Director, Chairman and Treasurer of Thornburg Limited Term Municipal Fund, Inc.

Mr. Goldstone has over 18 years of experience in the mortgage lending industry, working principally for savings and loan organizations, where, in various capacities, he has managed portfolios of mortgage-backed securities, utilized hedging techniques to mitigate interest rate risk within such portfolios, and overseen and participated in related mortgage management efforts. Mr. Story has over 29 years of experience in the mortgage lending industry, working primarily for savings and loan organizations, where he served in a variety of senior accounting and treasury management functions and, prior to 1993, served as Controller for San Diego’s largest health care provider. Mr. Badal has over 21 years of experience in the mortgage lending and real estate development industry and, prior to 2001, served as Senior Vice President of Residential Loan Production with Charter Mortgage Company in Albuquerque, New Mexico. Mr. Chicaferro has over 23 years of experience in the mortgage industry, having held a variety of positions involving mortgage lending, mortgage finance, correspondent lending and secondary marketing. Ms. Swisa has over 18 years of experience in the information technology profession, working mainly in the financial services industry, and, prior to joining us, was Director of Information Technology at a

The Company

privately controlled real estate investment trust. Mr. Akre has over 18 years of experience in the mortgage industry, having held a variety of positions involving mortgage loan origination, acquisition and secondary marketing activities. Ms. Beckett has over 22 years of experience in the mortgage industry, working with savings and loans institutions, commercial banks, and a state housing agency, and has held a variety of positions in single and multifamily loan origination, secondary marketing, and loan portfolio management. Ms. Burns has over 21 years of experience in the investment management industry and, prior to 1998, served as Director of the Securities Division of TIAA-CREF, a private pension fund, where she worked for 10 years. Mr. Fellers, Chartered Financial Analyst, has over six years of experience in the mortgage industry and, prior to joining us, served as Investment Officer at the Federal Home Loan Bank of Seattle. Ms. Gallagher has over 10 years of shareholder relations and capital markets experience and, prior to joining us in 2000, was a Vice President in the Capital Markets Group of a leading international real estate operating and investment management company. Ms. Starrett has over 20 years of accounting and financial reporting experience and, prior to joining us, was Vice President and Controller of a family of publicly-held venture capital funds.

MANAGER

Pursuant to the Management Agreement between us and the Manager, the Manager, subject to the supervision of our Board of Directors, is responsible for the management of our day-to-day operations, including the compensation of certain personnel performing management services for the Manager on our behalf (subject to certain reimbursement rights relating primarily to TMHL) and certain costs relating to office space, equipment and other personnel that we use in connection with our operations, and performs such services and activities relating to our assets and operations as may be deemed appropriate by our Board of Directors. The Management Agreement, which has a 10-year term, will expire on July 15, 2009.

We pay the Manager an annual base management fee based on average shareholders’ equity, adjusted for liabilities that are not incurred to finance assets, monthly in arrears. The formula to calculate the base management fee is subject to an annual adjustment for changes in the consumer price index. As of September 30, 2002, the fee was 1.20% of the first $300 million of average shareholders’ equity (inclusive of preferred stock), plus 0.88% of that portion above $300 million (subject to adjustment as provided in the Management Agreement). The Manager is also entitled to earn performance-based incentive compensation for each quarter in an amount equal to 20% of our annualized net income before performance-based incentive compensation, above an annualized return on equity equal to the average 10-year U.S. Treasury Rate during that quarter plus 1%. For purposes of the performance-based incentive compensation calculation, equity is generally defined as proceeds from issuance of common stock, before underwriters’ discounts and other costs of issuance, plus retained earnings. We believe that this organizational structure and compensation arrangement benefits our shareholders because it ties management compensation to return on equity and, in periods of low earnings, the Manager’s compensation is reduced, thereby lowering our operating expenses. For the year ended December 31, 2001, we paid the Manager $4.9 million in base management fees and $6.7 million in performance-based incentive compensation, in accordance with the terms of the Management Agreement. For the three-month and nine-month periods ended September 30, 2002, the Manager earned $2.1 million and $5.6 million, respectively, in base management fees and $5.0 million and $12.0 million, respectively, in performance-based incentive compensation.

The Company

PRICE RANGE OF COMMON STOCK AND DISTRIBUTIONS

The following table sets forth, for the periods indicated, the high, low and closing sale price per share of our common stock reported on the New York Stock Exchange and the cash distributions declared per share of our common stock.

				Cash
	Price per share			distribution
				declared
	High	Low	Close	per share

2003
First Quarter (through February 4, 2003)	$20.79	$19.65	$20.11	—
2002
Fourth Quarter	$20.94	$16.20	$20.10	$0.585
Third Quarter	20.84	16.70	18.79	0.580
Second Quarter	21.33	18.92	19.68	0.570
First Quarter	21.20	17.75	20.04	0.550
2001
Fourth Quarter	$21.50	$16.10	$19.70	$0.550
Third Quarter	18.45	13.70	16.57	0.500
Second Quarter	16.01	11.55	15.51	0.400
First Quarter	12.24	9.13	12.21	0.300

On February 4, 2003, the last reported sale price of our common stock on the New York Stock Exchange was $20.11 per share.

To maintain our qualification as a REIT and to avoid taxation at the corporate level, we must distribute all or substantially all of our taxable income to our shareholders for each year (subject to certain adjustments). We have done this in the past and intend to continue to do so in the future. This will enable us to qualify for the tax benefits accorded to a REIT under the Internal Revenue Code of 1986.

We have not established a minimum distribution payment level and our ability to pay distributions may be adversely affected for the reasons described under the caption “Risk factors” in the accompanying prospectus. All distributions will be made at the discretion of our Board of Directors and will depend on our earnings, financial condition, maintenance of REIT status and such other factors as our Board of Directors may deem relevant from time to time.

COMPLIANCE WITH REIT REQUIREMENTS AND INVESTMENT COMPANY ACT OF 1940

We constantly monitor our portfolio of ARM assets and the income from such portfolio and from our hedging transactions, so as to ensure that at all times we maintain our qualification as a REIT and our exempt status under the Investment Company Act of 1940.

The offering

Common stock offered by us	3,200,000 shares
Common stock outstanding after this offering	56,903,430 shares(1)
New York Stock Exchange symbol	TMA

(1)	The number of shares of our common stock to be outstanding after this offering is based on the number of shares outstanding as of February 5, 2003, which includes (i) 2,261,837 shares of our common stock issued after September 30, 2002 pursuant to our Dividend Reinvestment and Stock Purchase Plan, or the DRSPP, and (ii) 3,010,500 shares of our common stock issued in “at-the-market” offerings after September 30, 2002 pursuant to our Controlled Equity Offering Sales Agreement, dated September 6, 2002, or the Sales Agreement, with another underwriter.

Use of proceeds

We expect to receive approximately $60.7 million in net proceeds from the sale of shares of our common stock in this offering, or approximately $69.8 million if the underwriters’ over-allotment option is exercised in full, after payment of our expenses related to this offering and underwriting discounts and commissions.

We intend to use the net proceeds of this offering for financing the acquisition or origination of additional ARM assets and for working capital, which may include the repayment of maturing reverse repurchase agreements.

Recent developments

On November 26, 2002, we completed a securitization of approximately $866 million of loans from our ARM loans portfolio and approximately 99.72% of the resulting securities were rated at least Investment Grade.

In November 2002, we renewed our two maturing whole loan financing facilities. As a result of the renewal of these whole loan financing facilities, one facility, which had a committed borrowing capacity of $300 million, will now mature in November 2003 and the other facility, which had a committed borrowing capacity of $300 million, now has an increased committed borrowing capacity of $600 million and will now mature in January 2004. As of September 30, 2002, we had $343.1 million borrowed against these two whole loan financing facilities at an effective cost of 2.48%.

On December 16, 2002, we issued 1,150,000 shares of our common stock in a public offering, which included 150,000 shares issued pursuant to the underwriter’s over-allotment option. We raised aggregate net proceeds of approximately $20.9 million in this offering. Pursuant to our stated investment policy, we used the net proceeds from the December offering for financing the acquisition or origination of additional ARM assets and for working capital needs, including the repayment of maturing reverse repurchase agreements.

On December 17, 2002, we declared our fourth quarter 2002 dividend of $0.585 per share of common stock, which was paid on January 24, 2003 to shareholders of record on December 31, 2002. This dividend represented a 6% increase over our dividend for the same period in 2001 and a 1% increase over our dividend for the third quarter of 2002.

On January 21, 2003, we reported net income of $120.0 million for the year ended December 31, 2002, or $2.60 per share of common stock, a 24% increase over 2001 year-end results of $58.5 million, or $2.09 per share of common stock. For the quarter ended December 31, 2002, we reported net income of $35.2 million, or $0.67 per share of common stock, a 3% increase over the same period in 2001 and a 1%

Recent developments

decrease from the quarter ended September 30, 2002. This compares to net income of $21.5 million, or $0.65 per share of common stock, for the quarter ended December 31, 2001 and net income of $32.6 million, or $0.68 per share of common stock, for the quarter ended September 30, 2002. Taxable earnings for the quarter and the year ended December 31, 2002 were $0.69 and $2.64 per share of common stock, respectively, compared to $0.66 and $2.13 per share of common stock for the quarter and the year ended December 31, 2001, respectively.

Our net interest income for the quarter ended December 31, 2002 was $46.8 million compared to $28.9 million for the quarter ended December 31, 2001. Our average cost of funds during the quarter ended December 31, 2002 decreased to 3.03% from 3.19% during the quarter ended September 30, 2002.

During the quarter ended December 31, 2002, our average ARM portfolio yield decreased to 4.65% from 4.77% during the quarter ended September 30, 2002, as ARM assets continue to reset to a lower rate in response to falling short term interest rates. Asset acquisitions and reduced financing costs more than offset the decline in the current portfolio yield and resulted in an average portfolio margin of 1.85% for the quarter ended December 31, 2002 compared to an average portfolio margin of 1.84% for the quarter ended September 30, 2002. The portfolio prepayment rate averaged 37% for the quarter ended December 31, 2002, up from 30% for the quarter ended September 30, 2002. We do not expect the impact of additional increases of prepayments in our portfolio to be significant given the diversification of our acquisition sources and the reduction of our average purchase premium.

For the year ended December 31, 2002, we closed $2.3 billion of loans, compared to $590.3 million for the year ended December 31, 2001. In the quarter ended December 31, 2002, we originated $830.2 million of loans, an increase of 37% over the prior quarter. As of December 31, 2002, we had commitments to close an additional $728.7 million of loans. We currently service loans for 4,778 customers, representing approximately $2.0 billion of mortgage loans.

Total assets were $10.5 billion at December 31, 2002, an 81% increase from the year ended December 31, 2001, and an increase of approximately $421.0 million from the prior quarter, with 92% of our portfolio’s securities rated “AAA” or “AA” by one of the Rating Agencies or guaranteed by Fannie Mae or Freddie Mac. As of December 31, 2002, our 60-day plus delinquent loans stood at 0.10% of our total loans up slightly from 0.09% in the quarter ended September 30, 2002. During the quarter ended December 31, 2002, we acquired or originated approximately $2.4 billion of new ARM assets which were purchased at an average purchase price of 101.1% of par.

On January 27, 2003, we called our “AAA” collateralized notes payable. We expect to re-securitize the loan collateral securitizing these notes payable in a future loan securitization in 2003.

On January 30, 2003, we completed a securitization of approximately $778 million of loans from our ARM loans portfolio and approximately 99.8% of the resulting securities were rated at least Investment Grade.

On January 7, 2003, the Bush Administration released a proposal intended to eliminate one level of the federal “double taxation” that is currently imposed on corporate income for regular C corporations. Under this proposal, dividends from a regular C corporation will be excluded from a shareholder’s federal taxable income to the extent that corporate income tax has been paid on the earnings from which the dividends are paid. If a REIT receives a dividend from a regular C corporation that has been subject to corporate income tax, the REIT could distribute or retain the dividend amount without any additional federal income tax being imposed on the REIT or its shareholders. REITs currently are tax-advantaged relative to regular C corporations because they are not subject to corporate-level federal income tax on income that they distribute to shareholders. The Bush Administration’s proposal, if enacted, could decrease the tax advantage of a REIT relative to a regular C corporation because part or all of the dividends received by a shareholder from a regular C corporation would be exempt from federal income tax and, as a result, could cause individual investors to view stocks of regular C corporations as more

Recent developments

attractive relative to stocks of REITs than is the case currently. It is not possible to predict whether the Bush Administration’s proposal ultimately will be enacted, the form which it might take, and, if enacted, the effects it may have on the value of our common stock.

Capitalization

The following table sets forth our capitalization as of September 30, 2002:

†	on an historical basis;

†	as adjusted for our December 2002 offering of an aggregate of 1,150,000 shares of our common stock at a net price per share of $18.383 and the application of the net proceeds therefrom; and

†	as further adjusted to give effect to the sale of 3,200,000 shares of our common stock at a net price per share of $19.004 and the application of the net proceeds of this offering as described under the caption “Use of proceeds.”

The information set forth in the following table should be read in conjunction with, and is qualified in its entirety by, the financial statements and the notes thereto included in our Annual Report on Form 10-K for the year ended December 31, 2001 and our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2002, June 30, 2002 and September 30, 2002, which are incorporated by reference into the accompanying prospectus.

	As of September 30, 2002

		As adjusted for	As further
		the December	adjusted for this
	Historical	2002 offering(1)	offering(2)

	(dollars in thousands
Shareholders’ equity:
9.68% Cumulative Convertible Series A preferred stock, par value $0.01 per share; 2,760,000 shares authorized; 2,760,000 shares issued and outstanding on an historical, as adjusted and as further adjusted basis	$65,805	$65,805	$65,805
Series B Cumulative preferred stock, par value $0.01 per share; 22,000 shares authorized; no shares issued and outstanding on an historical, as adjusted and as further adjusted basis	-0-	-0-	-0-
Common stock, par value $0.01 per share; 497,218,000 shares authorized; 47,281,093 shares issued and outstanding on an historical basis; 48,431,093 shares issued and outstanding on an as adjusted basis; and 51,631,093 shares issued and outstanding on an as further adjusted basis(3)	473	484	516
Additional paid-in capital	780,071	801,000	861,681
Accumulated other comprehensive loss	(60,918)	(60,918)	(60,918)
Notes receivable from stock sales	(7,645)	(7,645)	(7,645)
Retained earnings	26,533	26,533	26,533

Total shareholders’ equity	804,319	825,259	885,972

Total capitalization	$804,319	$825,259	$885,972

Capitalization

(1)	On December 16, 2002, we issued 1,150,000 shares of our common stock in a public offering which included the exercise of the underwriter’s over-allotment option. We raised aggregate net proceeds of approximately $20.9 million in the December 2002 offering.

(2)	After deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us in this offering. Assumes (i) no exercise of the underwriters’ over-allotment option to purchase up to an additional 480,000 shares of our common stock, (ii) net proceeds per share, after deducting underwriting discounts and commissions, of $19.004 with respect to the shares offered in this offering and (iii) approximate aggregate expenses of $100,000.

(3)	Excludes (i) 2,261,837 shares of our common stock issued after September 30, 2002 pursuant to our DRSPP and (ii) 3,010,500 shares of our common stock issued in “at-the-market” offerings after September 30, 2002 pursuant to the Sales Agreement.

Selected financial data

The selected financial data set forth below is derived from our audited financial statements for the fiscal years ended December 31, 2001, 2000 and 1999 and from our unaudited financial statements for the nine months ended September 30, 2002 and 2001. Our unaudited interim results, in the opinion of management, reflect all adjustments (consisting solely of normal recurring adjustments), which are necessary to present fairly the results for the unaudited interim periods. Our unaudited interim results for the nine months ended September 30, 2002 are not necessarily indicative of the results that may be expected for the year ending December 31, 2002. The following selected financial data should be read in conjunction with the more detailed information contained in the financial statements and notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2001, and our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2002, June 30, 2002 and September 30, 2002, which are incorporated by reference into the accompanying prospectus.

	For the nine months ended
	September 30,		For the years ended December 31,

	2002	2001	2001	2000	1999

	(in thousands, except per share data
Operations statement highlights:
Net interest income	$111,094	$49,832	$78,765	$36,630	$34,015
Net income	84,840	36,951	58,460	29,165	25,584
Basic earnings per share	1.93	1.40	2.09	1.05	0.88
Diluted earnings per share	1.92	1.40	2.09	1.05	0.88
Distributable income per common share	1.91	1.44	2.13	1.07	0.99
Dividends declared per common share	1.70	1.20	1.75	0.96	0.92
Average common shares outstanding	41,401	22,841	24,754	21,506	21,490
Yield on net interest earning assets (portfolio margin)	1.89%	1.50%	1.67%	0.86%	0.77%
Return on average common equity	16.49%	12.29%	13.82%	6.90%	5.81%
Noninterest expense to average assets	0.44%	0.33%	0.38%	0.16%	0.12%

Balance sheet highlights:
ARM assets	$9,996,045	$5,245,129	$5,732,145 (1)	$4,139,461	$4,326,098
Total assets	10,091,935	5,308,719	5,803,648	4,190,167	4,375,965
Shareholders’ equity(2)	865,237	496,417	569,224	395,965	394,241
Historical book value per share(3)	16.91	15.48	15.12	15.30	15.28
Market value adjusted book value per share(4)	15.62	13.71	14.02	11.67	11.40
Common shares outstanding	47,281	27,811	33,305	21,572	21,490
Yield on ARM assets	4.71%	5.65%	5.09%	7.06%	6.38%

(1)	A reclassification has been made to the prior year’s amount to conform with current year classifications.

(2)	Shareholders’ equity, before unrealized market value adjustments, of ($60,918), ($49,398), ($36,566), ($78,427) and ($83,354) at September 30, 2002, September 30, 2001, December 31, 2001, December 31, 2000 and December 31, 1999, respectively.

(3)	Shareholders’ equity, before unrealized market value adjustments and excluding $65,805 of preferred stock, divided by common shares outstanding.

(4)	Shareholders’ equity, after unrealized market value adjustments and excluding preferred stock, divided by common shares outstanding.

Underwriting

We and the underwriters for this offering named below have entered into an underwriting agreement concerning the shares of our common stock being offered. The underwriters’ obligations are several and not joint, which means that each underwriter is required to purchase a specified number of shares, but is not responsible for the commitment of any other underwriter to purchase shares. Subject to the terms and conditions of the underwriting agreement, each underwriter has severally agreed to purchase the number of shares of common stock set forth opposite its name below.

Underwriters	Number of shares

UBS Warburg LLC	1,600,000
A.G. Edwards & Sons, Inc.	960,000
U.S. Bancorp Piper Jaffray Inc.	320,000
Wachovia Securities, Inc.	320,000

Total	3,200,000

The underwriting agreement provides that the obligations of the underwriters are conditional and may be terminated at their discretion based on their assessment of the state of the financial markets. The obligations of the underwriters may also be terminated upon the occurrence of the events specified in the underwriting agreement. The underwriters are severally committed to purchase all of the common stock being offered if any shares are purchased, other than those shares covered by the over-allotment option described below.

We have granted the underwriters an option to purchase up to 480,000 additional shares of our common stock at the public offering price, less underwriting discounts and commissions, set forth on the cover page of this prospectus supplement, to cover over-allotments, if any. This option is exercisable for a period of 30 days from the date of this prospectus supplement. If the underwriters exercise their over-allotment option, the underwriters have severally agreed, subject to certain conditions, to purchase shares in approximately the same proportion as set forth in the table above.

The following table provides information regarding the per share and total underwriting discounts and commissions that we will pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional 480,000 shares of our common stock.

	No exercise of	Full exercise of
	over-allotment option	over-allotment option

Per share	$0.996	$0.996
Total	$3,187,200	$3,665,280

We estimate that the total expenses of the offering payable by us, excluding underwriting discounts and commissions, will be approximately $100,000.

The underwriters propose to offer the common stock directly to the public initially at the offering price set forth on the cover page of this prospectus supplement. The underwriters may offer the common stock to securities dealers at that price less a concession not in excess of $0.51 per share. Securities dealers may reallow a concession not in excess of $0.10 per share on sales to certain other brokers or dealers. The underwriters reserve the right to reject any order for the purchase of shares. If all of the shares are not sold at the public offering price, the underwriters may change the offering price and other selling terms.

Underwriting

We have agreed in the underwriting agreement to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933, and to contribute to payments that the underwriters may be required to make in respect thereof.

We have agreed with the underwriters, subject to certain exceptions specified in the underwriting agreement, not to sell, offer, contract to sell, pledge, grant any option to purchase or otherwise dispose of, directly or indirectly, or file a registration statement, or amend any effective registration statement relating to, any shares of our capital stock, or any securities convertible into, or exercisable, exchangeable or redeemable for shares of our capital stock, or publicly disclose the intention to make any such offer, sale, contract to sell, pledge, disposition, filing or amendment, for a period of 60 days after the date of this prospectus supplement (or, assuming certain conditions specified in the underwriting agreement are met, for a period of 15 days after the date of this prospectus supplement, or, unconditionally, for a period of 30 days after the date of this prospectus supplement, with respect to the sale and issuance of shares of our common stock pursuant to the Sales Agreement), without the prior written consent of UBS Warburg LLC and A.G. Edwards & Sons, Inc. Each of our directors and executive officers has agreed with the underwriters, subject to certain exceptions specified in the underwriting agreement, not to sell, offer, contract to sell, pledge, grant any option to purchase or otherwise dispose of, directly or indirectly, any shares of our capital stock, or any securities convertible into, or exercisable, exchangeable or redeemable for shares of our capital stock, for a period of 45 days after the date of this prospectus supplement, without the prior written consent of UBS Warburg LLC and A.G. Edwards & Sons, Inc. UBS Warburg LLC and A.G. Edwards & Sons, Inc., on behalf of the several underwriters, may, in their sole discretion and at any time without notice, release all or any portion of the securities subject to these agreements.

The underwriters may engage in over-allotment transactions, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934. Over-allotment transactions involve syndicate sales in excess of the offering size, which create a syndicate short position. Stabilizing transactions permit bids to purchase the common stock so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the common stock originally sold by such syndicate member is purchased in a stabilizing transaction or syndicate covering transaction to cover syndicate short positions. These stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the common stock to be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of the common stock. These transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

In the ordinary course of their business, the underwriters and/or their affiliates have in the past performed, and may continue to perform, investment banking, broker-dealer, lending, financial advisory or other services for us for which they have received, or may receive, customary compensation. Currently, we have secured a reverse repurchase credit facility with UBS Warburg LLC.

Legal matters

The legality of the shares of our common stock will be passed upon for us by Dechert LLP, Newport Beach, California. Dechert LLP is also rendering a tax opinion in connection with this offering. Michael Jeffers, our Secretary, is counsel to that firm and owns 51,572 shares of our common stock, dividend equivalent rights for 49,461 shares and phantom stock rights for 14,389 shares and owns a 1% equity interest in the Manager. Certain legal matters relating to this offering will be passed upon for the underwriters by Clifford Chance US LLP, New York, New York.

Experts

The financial statements incorporated in the accompanying prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2001 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

Experts

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PROSPECTUS

$400,000,000

Thornburg Mortgage, Inc.

Common Stock, Preferred Stock and Warrants To Purchase

Common Stock and Preferred Stock

By this prospectus, we may offer, from time to time:

†	shares of our common stock;

†	shares of our preferred stock;

†	warrants to purchase shares of our common stock or preferred stock; or

†	any combination of the foregoing.

We will provide the specific terms of each issuance of these securities in supplements to this prospectus at the time of the offering of the securities. You should read this prospectus and any supplement carefully before you decide to invest.

This prospectus may not be used to consummate sales of these securities unless it is accompanied by a prospectus supplement.

The New York Stock Exchange lists our common stock under the symbol “TMA” and our Series A 9.68% Cumulative Convertible Preferred Stock under the symbol “TMA-PrA.”

To ensure that we qualify as a real estate investment trust, no person may own more than 9.8% of the outstanding shares of our capital stock, unless our Board of Directors waives this limitation.

Consider carefully the Risk Factors beginning on page 8 of this prospectus.

We may sell these securities to or through underwriters, dealers or agents, or directly to investors on our own behalf.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is August 30, 2002

About this prospectus	3
Forward-looking information	3
About Thornburg Mortgage, Inc.	3
Risk factors	8
Use of proceeds	15
Ratio of earnings to fixed charges and preferred stock dividends	15
Description of stock	15
Federal income tax considerations	22
Plan of distribution	31
Experts	33
Legal matters	33
Where you can find more information	33
Incorporation of certain documents by reference	34

About this prospectus

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission (the “SEC”) using a “shelf” registration process. Under this process, we may offer and sell any combination of common stock, preferred stock and warrants to purchase common stock or preferred stock in one or more offerings for total proceeds of up to $400,000,000. This prospectus provides you with a general description of the securities we may offer. Each time we offer to sell securities, we will provide a supplement to this prospectus that will contain specific information with respect to the terms of those securities. The prospectus supplement may also add, update or change information contained in this prospectus. It is important for you to consider the information contained in this prospectus and any prospectus supplement together with additional information described under the heading “Where You Can Find More Information.” Unless the context otherwise requires, all references to “we,” “us” or the “Company” in this prospectus and any accompanying prospectus supplement refers to Thornburg Mortgage, Inc. and its subsidiaries.

Forward-looking information

This prospectus and the documents incorporated by reference herein contain or incorporate by reference certain “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that are based on our current expectations, estimates and projections. Pursuant to those Sections, we may obtain a “safe harbor” for forward-looking statements by identifying those statements and by accompanying those statements with cautionary statements, which identify factors that could cause actual results to differ from those expressed in the forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. The words “believe,” “anticipate,” “intend,” “aim,” “expect,” “may,” “will,” “estimate,” “plan” and similar words identify forward-looking statements. Such statements are not guarantees of future performance, events or results and involve potential risks and uncertainties. Accordingly, our actual results may differ from our current expectations, estimates and projections. Important factors that may impact our actual results or may cause our actual results to differ materially from those expressed in any forward-looking statements made by us or by others on our behalf include, but are not limited to, changes in interest rates, changes in the yield curve, changes in prepayment rates, changes in the supply of mortgage-backed securities, our ability to obtain financing, the terms of any financing that we do obtain and the other factors described in this prospectus under the heading “Risk Factors.” We do not undertake, and specifically disclaim any obligation, to publicly release the result of any revisions which may be made to any forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such statements.

About Thornburg Mortgage, Inc.

GENERAL

We are a mortgage origination and acquisition company that originates, acquires and invests in adjustable and variable rate mortgage (“ARM”) assets comprised of ARM securities and ARM loans, thereby providing capital to the single-family residential housing market. ARM securities represent interests in pools of ARM loans, which may include guarantees or other credit enhancements against losses from loan defaults. While we are not a bank or savings and loan institution, our business purpose, strategy, method of operation and risk profile are best understood in comparison to such institutions. We use our equity capital and borrowed funds to invest in ARM assets and seek to generate income for distribution to our

About Thornburg Mortgage, Inc.

shareholders based on the difference between the interest income on our ARM assets portfolio and the cost of our borrowings. Our corporate structure differs from most lending institutions in that we are organized for tax purposes as a real estate investment trust (“REIT”) and therefore generally pass through substantially all of our earnings to shareholders without paying federal or state income tax at the corporate level. Our securities are eligible for purchase by tax-exempt investors, such as pension plans, profit sharing plans, 401(k) plans, Keogh plans and individual retirement accounts, because we do not generate unrelated business income taxable to those types of entities.

Thornburg Mortgage Home Loans, Inc. (“TMHL”), our wholly-owned subsidiary, conducts our mortgage loan acquisition and origination activities and also services mortgage loans that it acquires and originates. Through TMHL, we acquire or originate single-family residential mortgage loans through three channels: (i) bulk acquisitions, which involve acquiring pools of whole loans which are originated using the seller’s guidelines and underwriting criteria; (ii) correspondent lending, which involves acquiring loans from correspondent lenders or other loan originators who originate the individual loans using our underwriting criteria and guidelines; and (iii) direct retail mortgage loan originations. The ARM loans that TMHL acquires from third parties and that it originates are intended to be securitized and then held in our portfolio as high quality securitized assets. When used as collateral for borrowing funds, these securitized assets reduce our overall borrowing costs and improve our access to financing. As a service to our customers, we may also originate 15-year and 30-year fixed rate mortgage loans, which we then will sell to third party investors. To facilitate our securitization and financing of loans, two special purpose subsidiaries of TMHL have been created: Thornburg Mortgage Funding Corporation II and Thornburg Mortgage Acceptance Corporation II. TMHL, Thornburg Mortgage Funding Corporation II and Thornburg Mortgage Acceptance Corporation II operate as qualified REIT subsidiaries.

COMPANY INFORMATION

We are a Maryland corporation that was incorporated on July 28, 1992 and began operations in June 1993. We are managed by Thornburg Mortgage Advisory Corporation (the “Manager”), which is responsible for our day-to-day operations, subject to the supervision of our Board of Directors. We pay the Manager an annual base management fee generally based on average shareholders’ equity (as defined in the Management Agreement between us and the Manager dated July 15, 1999 and as amended on October 17, 2000 (the “Management Agreement”)), payable monthly in arrears as follows: 1.18% of the first $300 million of average shareholders’ equity (inclusive of preferred stock), plus 0.87% of that portion above $300 million. The Manager is also entitled to earn performance-based incentive compensation for each fiscal quarter in an amount equal to 20% of our annualized net income before performance-based incentive compensation, above an annualized return on equity equal to the 10-year U.S. Treasury Rate plus 1%. The Management Agreement expires on July 15, 2009. Our principal executive offices are located at 150 Washington Avenue, Suite 302, Santa Fe, New Mexico 87501. Our telephone number is (505) 989-1900.

STOCK LISTING

Our common stock is traded on the New York Stock Exchange (the “NYSE”) under the symbol “TMA” and our Series A 9.68% Cumulative Convertible Preferred Stock, par value $0.01 per share (the “Series A Preferred Stock”) is traded on the NYSE under the symbol “TMA-PrA.”

OPERATING POLICIES AND STRATEGIES

Assets

Our mortgage assets portfolio may consist of agency or privately issued (generally, publicly registered) mortgage pass-through securities, multi-class pass-through securities, collateralized mortgage obligations (“CMOs”), collateralized bond obligations (“CBOs”), ARM loans, fixed rate mortgage-backed securities

About Thornburg Mortgage, Inc.

that have an expected duration at the time of acquisition of one year or less or short term investments that either mature within one year or have an interest rate that reprices within one year. Agency securities are mortgage-backed securities for which a U.S. Government agency or federally chartered corporation, such as Freddie Mac, Fannie Mae or Ginnie Mae, guarantees payments of principal or interest on the certificates. Agency securities are not rated, but carry an implied “AAA” rating. A portion of our ARM assets consists of hybrid ARM assets, which are typically 30 year loans that have a fixed rate of interest for an initial period, generally 3 to 10 years, and then convert to an adjustable rate for the balance of their term. We limit our ownership of hybrid ARM assets with fixed rate periods of greater than five years to no more than 10% of our total assets.

Our investment policy requires that we invest at least 70% of our total assets in “high quality” ARM securities and short term investments. High quality means:

†	securities that are unrated but are guaranteed by the U.S. Government or issued or guaranteed by an agency of the U.S. Government;

†	securities that are rated within one of the two highest rating categories (“AAA” or “AA”) by at least one of either Standard & Poor’s Corporation or Moody’s Investors Service, Inc. (the “Rating Agencies”);

†	securities that are unrated or whose ratings have not been updated but are determined to be of comparable quality (by the rating standards of at least one of the Rating Agencies) to a high quality rated mortgage security, as determined by our Manager and approved by our Board of Directors; or

†	the portion of ARM or hybrid ARM loans that have been deposited into a trust and have received a credit rating of “AA” or better from at least one Rating Agency.

The remainder of our investment portfolio, comprising not more than 30% of our total assets, may consist of other investment assets, which may include:

†	adjustable or variable rate pass-through certificates, multi-class pass-through certificates or CMOs backed by loans on single-family, multi-family, commercial or other real estate-related properties rated at least Investment Grade at the time of purchase. “Investment Grade” generally means a security rating of “BBB,” “Baa” or better by at least one of the Rating Agencies;

†	ARM loans collateralized by first liens on single-family residential properties, generally underwritten to “A” quality standards, and acquired for the purpose of future securitization;

†	fixed rate mortgage loans collateralized by first liens on single-family residential properties originated for sale to third parties;

†	real estate properties acquired as a result of foreclosing on our ARM loans; or

†	as authorized by our Board of Directors, ARM securities rated less than Investment Grade that are created as a result of our loan acquisition and securitization efforts and that equal an amount no greater than 17.5% of our shareholders’ equity, measured on a historical cost basis.

In the past, our investment strategy consisted of purchasing ARM securities and ARM loans that other mortgage lending institutions had originated and serviced. In 1999, we created a new correspondent lending program that enables us to acquire ARM loans that meet our underwriting guidelines directly from loan originators. In 2000, we began originating loans on a retail basis directly through TMHL. We may also purchase the servicing rights for the loans that we acquire and service the loans that we originate. By owning the servicing rights, we are able to provide borrowers with high quality customer service along with loan modification and refinance opportunities. We expect to avoid establishing a high fixed cost infrastructure generally associated with operating a mortgage loan origination and servicing business by using (1) private label “fee-based” third party vendors who specialize in the underwriting,

About Thornburg Mortgage, Inc.

processing and closing of mortgage loans, and (2) a subservicer to service loans that we originate or purchase with servicing rights.

We intend to securitize the ARM loans and pools of ARM loans that we acquire through TMHL from third parties, as well as the ARM loans that TMHL originates directly. We then intend to hold such securitized loans as high quality assets in our portfolio. The securitization of individual loans into high quality assets improves our access to funding and reduces our borrowing costs, which enables us to acquire additional ARM assets for our portfolio. Acquiring and originating ARM loans for securitization also benefits us by providing (i) greater control over the quality and types of ARM assets acquired; (ii) the ability to acquire ARM assets at lower prices relative to par so that the amount of the premium to be amortized will be reduced in the event of prepayment; (iii) additional sources of new whole pool ARM assets; and (iv) potentially higher yielding investments in our portfolio.

Borrowings

We finance the purchase of ARM assets using equity capital and borrowings, such as reverse repurchase agreements, borrowings under lines of credit, and other secured or unsecured financings which we may establish with approved institutional lenders. Our borrowings are primarily at short term rates and in the form of reverse repurchase agreements using our ARM securities as collateral. We generally expect to maintain an equity-to-assets ratio of between 8% and 10%, as measured on a historical cost basis. This ratio may vary from time to time within the above stated range depending upon market conditions and other factors that our management deems relevant, but cannot fall below 8% without the approval of our Board of Directors. Generally, our borrowing agreements require us to deposit additional collateral in the event that the market value of our existing collateral declines, which, in dramatically rising interest rate markets, could require us to sell assets to reduce the borrowings.

We attempt to mitigate our interest rate risk by funding our ARM assets with borrowings that have maturities that approximately match the interest rate adjustment periods on our ARM assets. Accordingly, many of our borrowings bear variable or short term fixed (one year or less) interest rates because many of our ARM assets have interest rates that adjust within one year. However, for that part of our portfolio that is financing our hybrid ARM assets, which generally have fixed interest rate periods of from 3 to 10 years, we extend the maturity of our borrowings such that the duration difference of the fixed interest rate period of the hybrid ARM assets and the corresponding fixed rate borrowings is less than one year. We generally accomplish this fixed rate maturity extension through the use of interest rate swap transactions where we contractually enter into a transaction obligating us to pay a fixed interest rate for a specified term and from which we receive a payment that varies monthly with the applicable interest rate index.

We have also financed the purchase of additional ARM assets by issuing debt obligations in the capital markets which are collateralized by securitized pools of our ARM assets that are placed in a trust. The principal and interest payments on the debt are paid by the trust out of the cash flows received on the collateral. Using such a structure enables us to issue debt that will not be subject to margin calls once the debt obligation has been issued.

Hedging ARM Lifetime Interest Rate Caps

In addition to the use of interest rate swap transactions to manage the interest rate risk associated with our hybrid ARM assets, we also make use of other hedging strategies to mitigate the impact of certain adverse changes in interest rates on our net interest income and fair value changes of our ARM assets. In general, ARM assets have a maximum lifetime interest rate cap or ceiling, meaning that each ARM asset contains a contractual maximum interest rate. This lifetime interest rate cap is a component of the fair value of an ARM asset. Since our borrowings are not subject to equivalent interest rate caps, we purchase interest rate cap agreements for the purpose of preventing our borrowing costs from exceeding the lifetime

About Thornburg Mortgage, Inc.

maximum interest rate of our ARM assets. Pursuant to the terms of such cap agreements, we will receive cash payments if the interest rate index specified in any such cap agreement increases above certain specified levels. Therefore, such cap agreements have the effect of offsetting a portion of our borrowing costs and reducing the effect of the lifetime cap feature on our ARM assets so that the net margin on our ARM assets will be protected in high interest rate environments.

Risk factors

The following is a summary of the risk factors that we currently believe are important and that could cause our results to differ from expectations. This is not an exhaustive list; other factors not listed here could be material to our results.

We can provide no assurance with respect to projections or forward-looking statements made by us or by others on our behalf with respect to our future results. Any one of the factors listed here, or other factors not so listed, could cause actual results to differ materially from expectations. It is not possible to accurately project future trends with respect to these factors, to project which factors will be most important in determining our results, or to project what our future results will be. Before making an investment decision you should carefully consider all of the risks described in this prospectus.

An increase in the interest payments on our borrowings relative to the interest we earn on our ARM assets may adversely affect our profitability.

We earn money based upon the spread between the interest payments that we earn on the ARM assets in our investment portfolio and the interest payments that we must make on our borrowings. If the interest payments on our borrowings increase relative to the interest we earn on our ARM assets, our profitability may be adversely affected.

Differences in timing of interest rate adjustments on our ARM assets and our borrowings may adversely affect our profitability.

The ARM assets that we acquire have adjustable or variable rates. This means that their interest rates may vary over time based upon changes in an objective interest rate index, such as:

†	London Interbank Offered Rate (“LIBOR”). The interest rate that banks in London offer for deposits in London of U.S. dollars.

†	Treasury Index. An annual, monthly or weekly average yield of benchmark U.S. Treasury securities, as published by the Federal Reserve Board.

†	CD Rate. The weekly average of secondary market interest rates on six-month negotiable certificates of deposit, as published by the Federal Reserve Board.

†	Cost of Funds. The actual cost of funds of savings institutions, as reported by the Office of Thrift Supervision.

Accordingly, if short term interest rates increase, this may adversely affect our profitability because the interest rates on our borrowings generally adjust more frequently than the interest rates on our ARM assets.

Interest rate changes may affect our ARM assets and borrowings differently which may adversely affect our profitability.

Interest rate changes may impact our ARM assets and borrowings differently because our ARM assets are indexed to various indices whereas the interest rate on our borrowings generally moves with changes in LIBOR. Although a majority of our assets are indexed to LIBOR and we match-fund our hybrid ARM assets in order to reduce this risk, LIBOR-based ARM assets are not always accepted by homeowners in the U.S. As a result, we have acquired ARM assets indexed to a mix of indices in order to diversify our exposure to changes in LIBOR in contrast to changes in other indices. For example, during times of global economic instability, U.S. Treasury rates generally decline because foreign and domestic investors generally consider U.S. Treasury instruments to be a safe haven for investments. Our ARM assets indexed to U.S. Treasury rates then decline in yield as U.S. Treasury rates decline, whereas our borrowings and

Risk factors

other ARM assets may not be affected by the same pressures or to the same degree. As a result, our income can improve or decrease depending on the relationship between the various indices to which our ARM assets are indexed, compared to changes in our cost of funds.

Interest rate caps on our ARM assets may adversely affect our profitability.

Our ARM assets are typically subject to periodic and lifetime interest rate caps. Periodic interest rate caps limit the amount by which an interest rate can increase during any given period. Lifetime interest rate caps limit the amount by which an interest rate can increase through maturity of an ARM asset. Our borrowings are not subject to similar restrictions. Accordingly, in a period of rapidly increasing interest rates, we could experience a temporary decrease in net income or a net loss because the interest rates on our borrowings could increase without limitation while the interest rates on our ARM assets would be limited by caps. In order to mitigate the risks from lifetime interest rate caps, we purchase interest rate cap agreements that result in our receiving cash payments if the interest rate indices specified in the cap agreements exceed certain levels.

Our use of hedging strategies to mitigate our interest rate and prepayment risks may not be effective.

Our policies permit us to enter into interest rate swap agreements, cap agreements and floors and other derivative transactions to help us mitigate the interest rate risks described above. However, no hedging strategy can completely insulate us from risk. Furthermore, certain of the federal income tax requirements that we must satisfy to qualify as a REIT limit our ability to hedge against such risks. We will not enter into hedging transactions if we believe they will jeopardize our status as a REIT. In addition, we do not use a hedging strategy with respect to the final year of the fixed term of our hybrid ARM assets, since most borrowers contemplate refinancing during that time. This practice may expose us to additional risk in periods of rising interest rates.

Changes in prepayment rates may adversely affect our profitability.

We have purchased ARM securities that have a higher interest rate than the market interest rate at the time of purchase. In exchange for this higher interest rate, we must pay a premium over the outstanding balance to acquire the ARM asset. In accordance with accounting rules, we amortize this premium over the term of the ARM asset. If the ARM asset is prepaid in whole or in part prior to its expected life, we must amortize the premium at a faster rate, resulting in a reduced yield on our ARM assets. This adversely affects our profitability. Prepayment rates generally increase when interest rates fall and decrease when interest rates rise, but changes in prepayment rates are difficult to predict. Prepayment rates also may be affected by conditions in the housing and financial markets, general economic conditions and the relative interest rates on fixed rate and adjustable rate mortgage loans. Additionally, when interest rates decline and higher interest rate ARM assets are prepaid, we may not be able to reinvest the proceeds in ARM assets that have comparable yields, which could also adversely affect our profitability.

In addition, during a declining interest rate environment, the prepayment of our hybrid ARM assets may accelerate which would cause the amount of our fixed rate financing to increase relative to the total amount of our hybrid ARM assets. This may result in a decline in our net return on hybrid ARM assets as replacement hybrid ARM assets may have a lower yield than the ones paying off. In contrast, during an increasing interest rate environment, the prepayment of hybrid ARM assets may be slower than expected, requiring us to finance a higher amount of hybrid ARM assets than originally anticipated at a time when interest rates may be higher, which would also result in a decline in our net return on hybrid ARM assets.

While we seek to minimize prepayment risk to the greatest extent practical, in selecting investments we must balance prepayment risk against other risks and the potential returns of each investment. No strategy can completely insulate us from prepayment risk.

Risk factors

An increase in interest rates may adversely affect our book value.

Increases in interest rates may negatively affect the market value of our ARM assets. In accordance with accounting rules, we reduce our book value by the amount of any decrease in the market value of our ARM securities and hedging instruments, and we disclose the fair value of our ARM loans in the footnotes to our financial statements.

Our strategy involves leverage.

We seek to maintain an equity-to-assets ratio of between 8% and 10%, based on historical costs. We incur this leverage by borrowing against a substantial portion of the market value of our ARM assets. By incurring this leverage, we expect to enhance our returns. However, this leverage, which is fundamental to our investment strategy, also creates significant risks, which are outlined below:

†	Our leverage may cause losses.

Because of our leverage, we may incur losses if our borrowing costs increase. Our borrowing costs may increase for various reasons, including but not limited to the following:

†	short term interest rates increase;

†	the market value of our ARM assets decreases;

†	interest rate volatility increases; or

†	the availability of financing in the market decreases.

†	Our leverage may magnify the impact of margin calls, reducing our liquidity, and result in defaults or force us to sell assets under adverse market conditions.

A decline in the value of our ARM assets may result in our lenders initiating margin calls. A margin call means that the lender requires us to pledge additional collateral to re-establish the ratio of the value of the collateral to the amount of the borrowing. If we are unable to satisfy margin calls, our lenders may foreclose on our collateral. This could force us to sell our ARM assets under adverse market conditions. Additionally, in the event of bankruptcy, our borrowings, which are generally made under reverse repurchase agreements, may qualify for special treatment under the Bankruptcy Code. This special treatment would allow the lenders under these agreements to avoid the automatic stay provisions of the Bankruptcy Code and to liquidate the collateral under these agreements without delay.

†	We may not be able to achieve our optimal leverage.

We use leverage as a strategy to increase the return to our investors. However, we may not be able to achieve our desired leverage for various reasons, including but not limited to the following:

†	we determine that the leverage would expose us to excessive risk;

†	our lenders do not make funding available to us at acceptable rates; or

†	our lenders require that we provide additional collateral to cover our borrowings.

†	We may incur increased borrowing costs which would adversely affect our profitability.

Since we rely primarily on short term borrowings, our ability to achieve our investment objectives depends not only on our ability to borrow money in sufficient amounts and on favorable terms, but also on our ability to renew or replace on a continuous basis our maturing short term borrowings. If we are not able to renew or replace maturing borrowings on favorable terms, we would have to sell our assets under possibly adverse market conditions.

Risk factors

Most of our borrowings are collateralized borrowings in the form of reverse repurchase agreements. An increase in the interest rates on these repurchase agreements would adversely affect our profitability, particularly in the short term. Our borrowing costs under reverse repurchase agreements generally correspond to short term interest rates such as LIBOR, plus or minus a margin. The margins on these borrowings over or under short term interest rates may vary for various reasons, including but not limited to the following:

†	the movement of interest rates;

†	the availability of financing in the market; or

†	the value and liquidity of our ARM assets.

Our investment strategy of acquiring, accumulating and securitizing ARM loans involves credit risk.

While we intend to securitize the ARM loans that we acquire into high quality assets in order to achieve better financing rates and to improve our access to financing, we bear the risk of loss on any ARM loans that we acquire or originate and which we subsequently securitize. We have acquired ARM loans that are not credit enhanced and that do not have the backing of Fannie Mae or Freddie Mac. Accordingly, we will be subject to risks of borrower default, bankruptcy and special hazard losses (such as those occurring from earthquakes) with respect to those loans to the extent that there is any deficiency between the value of the mortgage collateral and insurance and the principal amount of the ARM loan. In the event of a default on any such loans that we hold, we would bear the loss of principal between the value of the mortgaged property and the outstanding indebtedness, as well as the loss of interest.

Our expansion into mortgage loan origination may expose us to risk.

Our expansion into mortgage loan origination through TMHL represents a relatively new line of business for us and therefore, we cannot guarantee that we will continue to be successful. We attempt to mitigate the high fixed costs generally associated with this activity by using (1) private label “fee-based” third party vendors who specialize in the underwriting, processing and closing of mortgage loans, and (2) a subservicer to service loans that we originate or purchase with servicing rights. We are dependent upon the availability and quality of the performance of such third party providers and we cannot guarantee that they will successfully perform the services for which we engage them.

We have not established a minimum dividend payment level.

We intend to pay quarterly dividends and to make distributions to our shareholders in amounts such that all or substantially all of our taxable income in each year (subject to certain adjustments) is distributed. This will enable us to qualify for the tax benefits accorded to a REIT under the Internal Revenue Code of 1986, as amended (the “Code”). We have not established a minimum dividend payment level and our ability to pay dividends may be adversely affected for the reasons described in this section. All distributions will be made at the discretion of our Board of Directors and will depend on our earnings, our financial condition, the maintenance of our REIT status and such other factors as our Board of Directors may deem relevant from time to time.

Because of competition, we may not be able to acquire ARM assets at favorable yields.

Our net income depends, in large part, on our ability to acquire ARM assets at favorable spreads over our borrowing costs. In acquiring ARM assets, we compete with other REITs, investment banking firms, savings and loan associations, banks, insurance companies, mutual funds, other lenders and other entities that purchase ARM assets, many of which have greater financial resources than us. The resulting price competition that may occur due to these other parties may prevent us from acquiring sufficient ARM assets at favorable spreads over our borrowing costs in the future.

Risk factors

We are dependent on our key personnel.

We are dependent on the efforts of our key officers and employees, including Garrett Thornburg, Chairman of the Board of Directors and Chief Executive Officer; Larry Goldstone, President and Chief Operating Officer; Richard P. Story, Executive Vice President, Chief Financial Officer and Treasurer; and Joseph H. Badal, Executive Vice President, Single Family Residential Lending. The loss of any of their services could have an adverse effect on our operations.

Some of our directors and officers have ownership interests in an affiliate that create potential conflicts of interest.

Mr. Thornburg, our Chairman and Chief Executive Officer, and several of our other directors and officers, have direct and indirect ownership interests in an affiliate that create potential conflicts of interest. Mr. Thornburg is Chairman of the Board, Chief Executive Officer and a director of the Manager and owns a controlling interest in the Manager. Mr. Goldstone, our President and Chief Operating Officer and one of our directors, is a managing director of the Manager. Mr. Story, our Executive Vice President, Chief Financial Officer and Treasurer and one of our directors, is a managing director and the Chief Accounting Officer of the Manager. Mr. Badal, our Executive Vice President, Single Family Residential Lending and one of our directors, is a managing director of the Manager. As such, Mr. Thornburg, Mr. Goldstone, Mr. Story and Mr. Badal are paid employees of the Manager. Mr. Goldstone, Mr. Story and Mr. Badal own minority interests in the Manager.

Under the Management Agreement, the Manager is entitled to earn certain incentive compensation based on the level of our annualized net income. In evaluating mortgage assets for investment and with respect to other management strategies, an undue emphasis on the maximization of income at the expense of other criteria could result in increased risk to the value of our portfolio.

We and our shareholders are subject to certain tax risks.

†	Our failure to qualify as a REIT would have adverse consequences on the amount of cash available for dividend distributions.

Since 1993, we have qualified for taxation as a REIT for federal income tax purposes. We plan to continue to meet the requirements for taxation as a REIT. Many of these requirements, however, are highly technical and complex. The determination that we are a REIT requires an analysis of various factual matters and circumstances that may not be totally within our control. For example, to qualify as a REIT, at least 75% of our assets must be qualified REIT assets (which include our mortgage assets), government securities, cash and cash items. In addition, at least 75% of our gross income must come from real estate sources and 95% of our gross income must come from real estate sources and certain other sources, mainly interest and dividends. We are also required to distribute to shareholders at least 90% of our REIT taxable income (excluding capital gains). Even a technical or inadvertent mistake could jeopardize our REIT status. Furthermore, Congress and the Internal Revenue Service (the “Service”) might make changes to the tax laws and regulations, and the courts might issue new rulings, that make it more difficult or impossible for us to remain qualified as a REIT.

If we fail to qualify as a REIT, we would be subject to federal income tax at regular corporate rates. Also, unless the Service granted us relief under certain statutory provisions, we would remain disqualified as a REIT for four years following the year in which we first fail to qualify. If we fail to qualify as a REIT, we would have to pay significant income taxes and would therefore have less money available for investments or for distributions to our shareholders. This would likely have a significant adverse effect on the value of our stock. In addition, the tax law would no longer require us to make distributions to our shareholders.

Risk factors

†	We have certain distribution requirements.

As a REIT, we must distribute 90% of our annual taxable income in dividends to our shareholders. The required distribution limits the amount that we have available for other business purposes, including amounts to fund our growth. It is also possible that because of the differences between the time during which we actually receive revenue or pay expenses and the period during which we report those items for distribution purposes, we may have to borrow funds on a short term basis to meet the 90% distribution requirement. In most cases, we expect to distribute all of our taxable income in order to avoid any corporate level tax.

†	We are also subject to other tax liabilities.

Even if we qualify as a REIT, we may be subject to certain federal, state and local taxes on our income and property. Any of these taxes would reduce our operating cash flow.

The loss of the Investment Company Act exemption would adversely affect us.

We intend to conduct our business so as not to become regulated as an investment company under the Investment Company Act of 1940, as amended (the “Investment Company Act”). If we fail to qualify for this exemption, our ability to use leverage would be substantially reduced and we would be unable to conduct our business as described in this prospectus.

The Investment Company Act exempts entities that are primarily engaged in the business of purchasing or otherwise acquiring mortgages and other liens on and interests in real estate. Under the current interpretation of the SEC staff, in order to qualify for this exemption, we must maintain at least 55% of our assets directly in these qualifying real estate interests. ARM securities that do not represent all of the certificates issued with respect to an underlying pool of mortgages may be treated as securities separate from the underlying mortgage loans and, thus, may not qualify for purposes of the 55% requirement. Therefore, our ownership of such ARM securities is limited by the provisions of the Investment Company Act. In addition, in meeting the 55% requirement under the Investment Company Act, we treat as qualifying interests ARM securities issued with respect to an underlying pool as to which we hold all issued certificates. If the SEC or its staff adopts a contrary interpretation of such treatment, we could be required to sell a substantial amount of our ARM securities under potentially adverse market conditions. Further, in order to insure that we at all times qualify for the exemption from the Investment Company Act, we may be precluded from acquiring ARM securities whose yield is higher than the yield on ARM securities that could be purchased in a manner consistent with the exemption. The net effect of these factors may be to lower our net income.

Issuances of large amounts of our stock could cause our price to decline.

We may, from time to time, issue additional shares of common stock or shares of preferred stock that are convertible into common stock, as well as warrants to purchase shares of common stock or convertible preferred stock. We may also issue stock options and similar instruments under our long-term incentive plans. If we issue a significant number of shares of common stock or convertible preferred stock, or if warrant or option holders exercise their warrants or options in a short period of time, dilution of our outstanding common stock and an accompanying decrease in the market price of our common stock could occur.

Risk factors

We may change our policies without shareholder approval.

Our Board of Directors establishes all of our fundamental operating policies, including our investment, financing and distribution policies, and any revisions in such policies require the approval of the Board of Directors. Although the Board has no current plans to do so, it may amend or revise these policies at any time without a vote of our shareholders. Policy changes could adversely affect our financial condition, results of operations, the market price of our common stock or our ability to pay dividends or distributions.

Use of proceeds

Unless otherwise indicated in an accompanying prospectus supplement, we intend to use the net proceeds from the sale of the securities offered by this prospectus and the related accompanying prospectus supplement for general corporate purposes. The primary purpose for which we will use such proceeds is the acquisition of ARM assets. We may also use the proceeds for other general corporate purposes such as repayment of maturing obligations, redemption of outstanding indebtedness, financing the acquisition of assets other than ARM assets, capital expenditures and working capital. Pending any such uses, we may invest the net proceeds from the sale of any securities or may use them to reduce short term indebtedness.

Ratio of earnings to fixed charges and preferred stock

dividends

The following table sets forth our ratios of earnings to combined fixed charges and preferred stock dividends for the periods shown:

	For the	For the
	Quarter	Quarter	For the	For the	For the	For the	For the
	Ended	Ended	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
	June 30,	March 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2002	2002	2001	2000	1999	1998	1997

Ratio of earnings to fixed charges and preferred stock dividends	1.43x	1.46x	1.25x	1.09x	1.08x	1.06x	1.17x

The ratios of earnings to combined fixed charges and preferred stock dividends were computed by dividing earnings as adjusted by fixed charges and preferred stock dividends. For this purpose, earnings consist of net income from continuing operations and fixed charges. Fixed charges consist of interest expense, including the amortization of capitalized issuance costs relating to indebtedness.

Description of stock

GENERAL

We may offer under this prospectus one or more of the following categories of securities: (i) shares of our common stock; (ii) shares of our preferred stock, in one or more series; (iii) common stock warrants; (iv) preferred stock warrants; and (v) any combination of the foregoing, either individually or consisting of one or more of the types of securities described in clauses (i) through (iv). The terms of any specific offering of securities will be set forth in a prospectus supplement relating to such offering.

Our authorized capital stock consists of 497,218,000 shares of common stock, par value $0.01 per share, 2,760,000 shares of Series A Preferred Stock and 22,000 shares of Series B Cumulative Preferred Stock, par value $0.01 per share (the “Series B Preferred Stock”). Pursuant to our Articles of Incorporation, as amended (the “Articles of Incorporation”), our Board of Directors has the right to classify or reclassify any unissued shares of common stock into one or more classes or series of common stock or preferred stock. As of August 16, 2002, we had 46,088,993 shares of common stock outstanding, 2,760,000 shares of Series A Preferred Stock outstanding, and no shares of Series B Preferred Stock outstanding. As of August 16, 2002, we had no stock options outstanding to purchase our common stock.

Description of stock

On January 25, 2001, our Board of Directors declared a dividend distribution of one Preferred Stock Purchase Right (a “Right”) for each outstanding share of our common stock held by shareholders of record as of the close of business on April 6, 2001. In addition, one Right will automatically attach to each share of our common stock issued between April 6, 2001 and the Distribution Date, as defined below. Each Right entitles the registered holder thereof to purchase a unit consisting of one one-thousandth of a share of the Series B Preferred Stock. Initially, the Rights are not exercisable and are attached to and trade with our common stock outstanding as of, and all common stock issued after, April 6, 2001. The Rights will separate from the common stock and become exercisable upon the earlier of (i) the close of business on the 10th calendar day following the earlier of (a) the date of the first public announcement that a person or a group of affiliated or associated persons has acquired beneficial ownership of 9.8% or more of our outstanding common stock (an “Acquiring Person”), or (b) the date on which we first have notice or otherwise determine that a person has become an Acquiring Person, or (ii) the close of business on the 10th business day following the commencement of a tender offer or exchange offer that would result, upon its consummation, in a person or group becoming the beneficial owner of 9.8% or more of our outstanding common stock (the earlier of (i) and (ii), the “Distribution Date”).

COMMON STOCK

All shares of common stock offered hereby will be duly authorized, fully paid and nonassessable. The statements below describing our common stock are in all respects subject to and qualified in their entirety by reference to our Articles of Incorporation, our Bylaws, as amended (the “Bylaws”), and any amendments or articles supplementary to our Articles of Incorporation.

Voting

Each holder of our common stock is entitled to one vote for each share of common stock held of record on each matter submitted to a vote of shareholders of our common stock.

Our Bylaws provide that annual meetings of our shareholders will be held each calendar year on the date determined by our Board of Directors, and special meetings may be called by a majority of our Board of Directors, our Chairman, a majority of our independent directors, our President or by shareholders entitled to cast at least 25% of the votes which all shareholders are entitled to cast at the meeting.

Dividends; Liquidation; Other Rights

Shareholders of our common stock are entitled to receive dividends when, as and if declared by our Board of Directors out of legally available funds. The right of shareholders of our common stock to receive dividends is subordinate to the rights of our shareholders of preferred stock to receive dividends. If we have a liquidation, dissolution or winding-up, shareholders of our common stock will share ratably in all of our assets remaining after the payment of all of our debts and other liabilities and the payment of all liquidation and other preference amounts to shareholders of our preferred stock. Shareholders of our common stock have no preemptive or other subscription rights, and there are no conversion rights, or redemption or sinking fund provisions, relating to shares of our common stock. Our Articles of Incorporation and Bylaws contain no restrictions on our repurchase of shares of our common stock.

We have a Dividend Reinvestment and Stock Purchase Plan (the “DRP”) that allows shareholders of both our common stock and preferred stock to have their cash dividends reinvested in additional shares of our common stock. The common stock to be acquired under the DRP may be purchased from us at a discount from the then prevailing market price, or in the open market or in privately negotiated transactions, at our sole discretion. Shareholders also can make additional monthly cash purchases of common stock, subject to a minimum investment of $100 per month ($500 minimum initial investment for new investors) and a maximum investment of $10,000 per month, although we may waive the limitation on the maximum amount upon request, at our sole discretion.

Description of stock

Classification or Reclassification of Common Stock

Our Articles of Incorporation authorize our Board of Directors to reclassify any unissued shares of common stock into other classes or series of shares, to establish the number of shares in each class or series and to set the preferences, conversion and other rights, voting powers, restrictions, limitations and restrictions on ownership, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for each class or series.

PREFERRED STOCK

The following description sets forth general terms and provisions of the preferred stock to which any prospectus supplement may relate. The statements below describing the preferred stock are in all respects subject to and qualified in their entirety by reference to our Articles of Incorporation, our Bylaws, and any amendments or articles supplementary to our Articles of Incorporation, designating terms of a series of preferred stock. The preferred stock, when issued, will be duly authorized, fully paid and nonassessable. Because our Board of Directors has the power to establish the preferences, powers and rights of each series of preferred stock, our Board of Directors may afford the holders of any series of preferred stock preferences, powers and rights, voting or otherwise, senior to the rights of shareholders of our common stock.

Although our authorized capital stock includes Series A Preferred Stock and Series B Preferred Stock, any preferred stock that we sell pursuant to this prospectus and any supplement thereto will be a new series of preferred stock. The rights, preferences, privileges and restrictions of each new series of preferred stock will be fixed by the articles supplementary relating to such series. A prospectus supplement, relating to each such series, will specify the terms of the preferred stock, as follows:

†	the title and stated par value of the preferred stock;

†	the number of shares offered, the liquidation preference per share and the offering price of the shares;

†	the dividend rate(s), period(s) and payment date(s) or method(s) of calculation applicable to the preferred stock;

†	the date from which dividends on the preferred stock will accumulate, if applicable;

†	the voting rights, if applicable;

†	the provision for a sinking fund, if any, for the preferred stock;

†	the provision for redemption, if applicable, of the preferred stock;

†	any listing of the preferred stock on any securities exchange;

†	the terms and provisions, if any, upon which the preferred stock will be convertible into common stock, including the conversion price (or manner of calculation) and conversion period;

†	any other specific terms, preferences, rights, limitations or restrictions of the preferred stock;

†	a discussion of certain material federal income tax considerations applicable to the preferred stock;

†	the relative ranking of the preferred stock as to dividend rights and rights upon the liquidation, dissolution or winding-up of our affairs;

†	any limitation on issuance of any series of preferred stock ranking senior to or on a parity with the series of preferred stock as to dividend rights and rights upon the liquidation, dissolution or winding-up of our affairs; and

Description of stock

†	any limitations on direct or beneficial ownership and restrictions on transfer of the preferred stock, in each case as may be appropriate to preserve our status as a REIT.

SECURITIES WARRANTS

We may issue securities warrants for the purchase of our common stock or preferred stock. Securities warrants may be issued independently or together with any other securities offered under this prospectus and any accompanying prospectus supplement and may be attached to or separate from such other securities. Each issuance of securities warrants will be issued under a separate agreement to be entered into between us and a bank or trust company, as agent (the “Securities Warrant Agent”), all as set forth in the prospectus supplement relating to the particular issue of offered securities warrants. Each issue of securities warrants will be evidenced by warrant certificates (the “Securities Warrant Certificates”). The Securities Warrant Agent will act solely as our agent and will not assume any obligation or relationship of agency or trust for or with any holders of Securities Warrant Certificates or beneficial owners of securities warrants.

If securities warrants are offered, the applicable prospectus supplement will describe the terms of such securities warrants, including the following where applicable: (i) the offering price; (ii) the aggregate number of shares purchasable upon exercise of such securities warrants, and in the case of securities warrants for preferred stock, the designation, aggregate number and terms of the series of preferred stock purchasable upon exercise of such securities warrants; (iii) the designation and terms of the securities with which such securities warrants are being offered and the number of such securities warrants being offered with each such security; (iv) the date on and after which such securities warrants and the related securities will be transferable separately; (v) the price at which the number of shares purchasable upon exercise of the securities warrants may be purchased; (vi) the date on which the right to exercise such securities warrants shall begin and the expiration date on which such right shall expire; (vii) certain federal income tax consequences; and (viii) any other material terms of such securities warrants.

RESTRICTIONS ON OWNERSHIP AND TRANSFER

To ensure that we meet the requirements for qualification as a REIT, our Articles of Incorporation prohibit anyone from owning, directly or indirectly, a number of shares of our capital stock in excess of 9.8% of the outstanding shares. Shares of capital stock not owned directly will be deemed to be owned indirectly by any person if that person is considered the beneficial owner of such shares for purposes of Rule 13(d)(3) promulgated under the Exchange Act. In addition, indirect ownership refers to constructive ownership in accordance with the constructive ownership provisions of Section 544 of the Code, as modified in Section 856(h) of the Code.

The constructive ownership provisions of Section 544 of the Code generally attribute ownership of securities owned by a corporation, partnership, estate or trust proportionately to its shareholders, partners or beneficiaries; attribute ownership of securities owned by family members to other members of the same family; and set forth rules for attributing securities constructively owned by one person to another person (i.e., “reattribution”). To determine whether a person holds or would hold capital stock in excess of the 9.8% ownership limit, a person will be treated as owning not only shares of capital stock actually or beneficially owned, but also any shares of capital stock attributed to that person under the attribution rules described above. Accordingly, a person who individually owns less than 9.8% of the shares outstanding may nevertheless be in violation of the 9.8% ownership limit. All certificates representing shares of our capital stock will bear a legend referring to the restrictions on ownership described above.

Any purported transfer of shares of our capital stock that would result in an intended transferee (the “purported transferee”) owning (directly or indirectly) shares of our capital stock in excess of the 9.8% ownership limit will constitute “excess shares.” Our Board of Directors has the right to refuse to allow such transfers of excess shares to take place. Our Board of Directors also has the right to redeem the

Description of stock

excess shares, upon at least one week’s notice to the holder of the shares, for a price equal to the closing price of shares of the same class, series or type on the NYSE on the last business day prior to the redemption date. From and after such redemption date, such shares will not be entitled to any distribution or other benefits, with the exception only of the right to payment of the redemption price for such shares.

Any transfer of shares of our capital stock that would cause us to be disqualified as a REIT will be void to the fullest extent permitted by law, and the purported transferee will be deemed to have no interest in those shares. If the foregoing transfer restriction is determined to be void or invalid as a result of any legal decision, statute, rule or regulation, then the purported transferee of any excess shares may be deemed, at our option, to have acted as an agent on our behalf in acquiring the excess shares and to hold the excess shares on our behalf.

At least 15 days prior to any transaction which would cause a shareholder to acquire excess shares in violation of our Articles of Incorporation or within 10 days upon the demand of our Board of Directors, such person must file an affidavit with us setting forth the information required to be reported in returns filed by shareholders under Treasury Regulation 1.857-9 and in reports filed under Section 13(d) of the Exchange Act. Additionally, upon the demand of our Board of Directors, each proposed transferee of shares of capital stock may be required to file a statement or affidavit with us setting forth the number of shares already owned by such transferee and any related person.

Our Board of Directors may increase or decrease the 9.8% ownership limit. In addition, our Board of Directors may, pursuant to our Articles of Incorporation, waive the 9.8% ownership limit for a purchaser of our stock who has provided the Board with evidence and assurances that our qualification as a REIT will not be jeopardized. At present, we do not intend to waive the 9.8% ownership limit for any purchaser.

The provisions described above may inhibit market activity and the resulting opportunity for the holders of our capital stock to receive a premium for their shares that might otherwise exist in the absence of such provisions. Such provisions also may make us an unsuitable investment vehicle for any person seeking to obtain ownership of more than 9.8% of the outstanding shares of our capital stock.

CLASSIFICATION OF BOARD OF DIRECTORS, VACANCIES AND REMOVAL OF DIRECTORS

Our Bylaws provide for a staggered Board of Directors of between three and twelve directors divided into three classes, with terms of three years each. In order for us to qualify as a REIT, a majority of our directors must be independent. The number of directors in each class and the expiration of each class term, as of August 16, 2002, is as follows:

Class I	3 Directors	Expires 2004
Class II	4 Directors	Expires 2005
Class III	3 Directors	Expires 2003

At each annual meeting of our shareholders, successors of the class of directors whose term expires at that meeting will be elected for a three-year term and the directors in the other two classes will continue in office. A staggered Board of Directors may delay, defer or prevent a change in our control or other transaction that might involve a premium over the then prevailing market price for our common stock or other attributes that our shareholders may consider desirable. In addition, a staggered Board of Directors could prevent shareholders who do not agree with the policies of our Board of Directors from replacing a majority of the Board of Directors for two years.

Our Bylaws provide that any vacancy on our Board of Directors may be filled by a majority vote of the remaining directors. Any individual so elected director will hold office for the remaining term of the director that he or she is succeeding. Our Bylaws provide that a director may be removed with or without

Description of stock

cause at any shareholder meeting upon the affirmative vote of a majority of the votes entitled to be cast in the election of directors.

INDEMNIFICATION

Our Articles of Incorporation obligate us to indemnify our directors and officers to the maximum extent permitted by Maryland law, as amended from time to time. The Maryland General Corporation Law permits a corporation to indemnify its present and former directors and officers against judgments, penalties, fines, settlements and reasonable expenses that they actually incur in connection with any proceeding to which they may be made a party by reason of their service in those or other capacities, unless it is established that (1) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (a) was committed in bad faith, or (b) was the result of active and deliberate dishonesty, or (2) the director or officer actually received an improper personal benefit in money, property or services, or (3) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors and officers pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

LIMITATION OF LIABILITY

The Maryland General Corporation Law permits the charter of a Maryland corporation to include a provision limiting the liability of its directors and officers to the corporation and its shareholders for money damages, except to the extent that (1) it is proved that the person actually received an improper benefit or profit in money, property or services, or (2) a judgment or other final adjudication is entered in a proceeding based on a finding that the person’s action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding. Our Articles of Incorporation provide for elimination of the personal liability of our directors and officers to us or our shareholders for money damages to the maximum extent permitted by Maryland law, as amended from time to time.

MARYLAND BUSINESS COMBINATION STATUTE

The Maryland General Corporation Law establishes special requirements for “business combinations” between a Maryland corporation and “interested shareholders” unless exemptions are applicable. An interested shareholder is any person who beneficially owns 10% or more of the voting power of the outstanding voting stock. Among other things, the law prohibits for a period of five years a merger and other similar transactions between us and an interested shareholder unless the Board of Directors approved the transaction prior to the party becoming an interested shareholder. The five-year period runs from the most recent date on which the interested shareholder became an interested shareholder. The law also requires payment of a fair price to shareholders to be determined as set forth in the statute or a supermajority shareholder vote for such transactions after the end of the five-year period. This means that the transaction must be approved by at least:

†	80% of the votes entitled to be cast by holders of outstanding voting shares; and

†	66% of the votes entitled to be cast by holders of outstanding voting shares other than shares held by the interested shareholder with whom the business combination is to be effected.

Description of stock

MARYLAND CONTROL SHARE ACQUISITION STATUTE

The Maryland General Corporation Law provides that “control shares” of a Maryland corporation acquired in a “control share acquisition” have no voting rights except to the extent approved by a shareholder vote. Two-thirds of the shares eligible to vote must vote in favor of granting the “control shares” voting rights. “Control shares” are shares of stock that, taken together with all other shares of stock the acquiror previously acquired, would entitle the acquiror to exercise at least 10% of the voting power in electing directors. Control shares do not include shares of stock that the acquiring person is entitled to vote as a result of having previously obtained shareholder approval. A “control share acquisition” means the acquisition of control shares, subject to certain exceptions.

A person who has made (or proposes to make) a control share acquisition and who satisfies certain conditions (including agreeing to pay expenses) may compel the Board of Directors to call a special meeting of shareholders to be held within 50 days to consider the voting rights of the shares. If such a person makes no request for a meeting, we have the option to present the question at any shareholders’ meeting.

If voting rights are not approved at a meeting of shareholders, then we may redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value. We will determine the fair value of the shares, without regard to voting rights, as of the date of either:

†	the last control share acquisition; or

†	any meeting where shareholders considered and did not approve voting rights of the control shares.

If voting rights for control shares are approved at a shareholders’ meeting and the acquiror becomes entitled to vote a majority of the shares of stock entitled to vote, all other shareholders may exercise appraisal rights. This means that shareholders would be able to redeem shares of our stock back to us for fair value. Under Maryland law, the fair value may not be less than the highest price per share paid in the control share acquisition. Furthermore, certain limitations otherwise applicable to the exercise of appraisal rights would not apply in the context of a control share acquisition.

The control share acquisition statute would not apply to shares acquired in a merger, consolidation or share exchange if we were a party to the transaction.

The control share acquisition statute could have the effect of discouraging offers to acquire us and of increasing the difficulty of consummating any such offers, even if our acquisition would be in our shareholders’ best interests.

TRANSFER AGENT AND REGISTRAR

American Stock Transfer & Trust Company, 59 Maiden Lane, New York, New York 10038, is the transfer agent and registrar for our stock. Its telephone number is (800) 937-5449 (toll-free) or (718) 921-8200, ext. 6820 (customer service).

Federal income tax considerations

Based on various assumptions and factual representations that we have made regarding our operations, in the opinion of our prior counsel, commencing with our taxable year ended December 31, 1993, we have been organized in conformity with the requirements for qualification as a REIT under the Code. In the opinion of Dechert, our counsel, we are organized in conformity with the requirements for qualification as a REIT under the Code, and, we believe, our method of operating will continue to enable us to meet the requirements for qualification and taxation as a REIT. Our qualification as a REIT depends upon our ability to meet the various requirements imposed under the Code through actual operations. Our counsel will not review our operations, and we cannot give any assurance that actual operations will meet these requirements. The opinion of our counsel is based upon existing law, U.S. Department of Treasury regulations, currently published administrative positions of the Service and judicial decisions, all of which are subject to change either prospectively or retroactively. The opinion of our counsel is not binding on the Service or any court.

The following discusses the material federal income tax considerations that relate to our treatment as a REIT and that apply to an investment in our stock. This discussion pertains only to Thornburg Mortgage, Inc., our qualified REIT subsidiaries and our shareholders and not to any taxable REIT subsidiaries, which operate as taxable entities. This summary deals only with stock that is held as a capital asset, which generally means property that is held for investment. In addition, except to the extent discussed below, this summary does not address tax considerations applicable to individual investors or entities subject to special tax rules, such as:

†	dealers or traders in securities;

†	financial institutions;

†	insurance companies;

†	shareholders that hold our stock as a hedge, part of a straddle, conversion transaction or other arrangement involving more than one position;

†	shareholders whose functional currency is not the United States dollar;

†	tax-exempt organizations; or

†	foreign taxpayers.

This discussion is based upon the provisions of the Code and regulations, rulings and judicial decisions interpreting the Code as of the date of this prospectus that are subject to changes occurring after that date. Any of these authorities may be repealed, revoked or modified, perhaps with retroactive effect, so as to result in federal income tax consequences different from those discussed below. We cannot give any assurance that the conclusions set out below would be sustained by a court if challenged by the Service.

The Code provides special tax treatment for organizations that qualify and elect to be taxed as REITs. However, it is impractical to set forth in this prospectus all aspects of federal, state, local and foreign tax law that may have tax consequences with respect to an investor’s purchase of our common stock. In brief, if detailed conditions imposed by the Code are met, an entity (a) that invests primarily in real estate assets, including mortgage loans, (b) that elects to be a REIT, and (c) that otherwise would be taxed as a corporation with limited exceptions, is not taxed at the corporate level on its taxable income that is currently distributed to its shareholders. This treatment eliminates most of the “double taxation” at the corporate level and then again at the shareholder level when the income is distributed, that typically results from the use of corporate investment vehicles. A qualifying REIT, however, may be subject to certain excise and other taxes, as well as normal corporate tax, on taxable income that is not currently distributed to its shareholders.

Federal income tax considerations

We urge you to consult your own tax advisors regarding the tax consequences of an investment in our stock, including the application to your particular situation of the tax considerations discussed below, as well as the application of state, local or foreign tax laws.

GENERAL

We elected to become subject to tax as a REIT for federal income tax purposes effective for our taxable year ending on December 31, 1993, and we plan to continue to meet the requirements for taxation as a REIT. Based on existing law, we have operated in a manner consistent with our qualifying as a REIT under the Code and we believe that our organization and method of operation are such as to enable us to so qualify for this year and subsequent years.

There can be no assurance, however, that we will qualify as a REIT in any particular taxable year given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations, and the possibility of future changes in our circumstances. If we fail to qualify as a REIT in any particular taxable year, we will be subject to federal income tax as a regular domestic corporation, and our shareholders will be subject to tax in the same manner as shareholders of regular domestic corporations. In that event, we may be subject to a substantial income tax liability with respect to each taxable year that we fail to qualify as a REIT, and the amount of earnings and cash available for distribution to our shareholders could be significantly reduced or eliminated. See “Failure to Qualify” below.

REIT QUALIFICATION REQUIREMENTS

The following is a brief summary of the material technical requirements imposed by the Code that we must satisfy on an ongoing basis to qualify, and remain qualified, as a REIT.

Stock Ownership Requirements

We must meet the following stock ownership requirements:

†	Our capital stock must be transferable;

†	Our capital stock must be held by at least 100 persons during at least 335 days of a taxable year of 12 months (or during a proportionate part of a taxable year of less than 12 months); and

†	No more than 50% of the value of our capital stock may be owned, directly or indirectly, by five or fewer individuals at any time during the last half of the taxable year. In applying this test, the Code treats some entities as individuals.

Tax-exempt entities, other than private foundations and certain unemployment compensation trusts, are generally not treated as individuals for these purposes. These stock ownership requirements must be satisfied in each taxable year. Our Articles of Incorporation impose restrictions on the transfer of our shares to help us meet the stock ownership requirements. In addition, Treasury regulations require us to demand from the record holders of designated percentages of our capital stock, annual written statements disclosing actual and constructive ownership of our stock. The same regulations require us to maintain permanent records showing the information we have received regarding actual and constructive stock ownership and a list of those persons failing or refusing to comply with our demand.

Asset Requirements

We generally must meet the following asset requirements at the close of each quarter of each taxable year:

†	At least 75% of the value of our total assets must be “qualified REIT assets” (described below), government securities, cash and cash items;

Federal income tax considerations

†	No more than 20% of the value of our total assets may be securities of one or more Taxable REIT Subsidiaries (described below); and

†	Except for securities that are qualified REIT assets, securities in a Taxable REIT Subsidiary or “qualified REIT subsidiary,” and certain partnership interests and debt obligations:

†	No more than 5% of the value of our total assets may be securities of any one issuer;

†	We may not hold securities that possess more than 10% of the total voting power of the outstanding securities of any one issuer; and

†	We may not hold securities that have a value of more than 10% of the total value of the outstanding securities of any one issuer.

“Qualified REIT assets” generally include (among other assets) interests in mortgages on real property including the ARM assets that we acquire and hold, ownership interests in real property and shares in other REITs.

A “Taxable REIT Subsidiary” is a corporation that may earn income that would not be qualifying income if earned directly by the REIT. A REIT may hold up to 100% of the stock in a Taxable REIT Subsidiary. A Taxable REIT Subsidiary will pay tax at the corporate rates on any income it earns. Moreover, the Code provides for a penalty on a REIT that imposes charges in excess of the arm’s length price in connection with contractual arrangements between a Taxable REIT Subsidiary and the parent REIT.

If we fail to meet any of the asset tests as of the close of a calendar quarter due to the acquisition of securities or other assets, the Code allows us a 30-day period following the close of the calendar quarter to come into compliance with the asset tests. If we do cure a failure within the 30-day period, we will be treated as having satisfied the asset tests at the close of the calendar quarter.

Gross Income Requirements

We generally must meet the following gross income requirements for each taxable year:

†	At least 75% of our gross income must be derived from real estate sources, including interest income from mortgage loans, gain from the disposition of qualified REIT assets, and “qualified temporary investment income” (generally, income we earn from investing new capital in nonreal estate assets, provided we received that income within one year of acquiring such new capital); and

†	At least 95% of our gross income for each taxable year must be derived from sources of income, including the types of gross income described just above, as well as dividends, interest, and gains from the sale of stock or other financial instruments (including interest rate swap and cap agreements, options, futures contracts, forward rate agreements or similar financial instruments entered into to hedge variable rate debt incurred to acquire qualified REIT assets) not held for sale in the ordinary course of business.

The investments that we make and intend to make will give rise primarily to mortgage interest qualifying under the 75% of income test.

In order to help ensure compliance with the 95% of income test and the 75% of income test, we intend to limit substantially all of the assets that we acquire, other than the stock of any taxable affiliate and qualified hedges, to qualified REIT assets. Our policy to maintain our REIT status may limit the type of assets, including hedging contracts, that we otherwise might acquire.

Federal income tax considerations

Distribution Requirements

We must distribute to our shareholders on a pro rata basis each year an amount equal to:

†	90% of our taxable income before deduction of dividends paid and excluding net capital gain, plus

†	90% of the excess of the net income from foreclosure property over the tax imposed on such income by the Code, less

†	any “excess noncash income.”

We intend to make distributions to our shareholders in amounts sufficient to meet this 90% distribution requirement. Such distributions must be made in the taxable year to which they relate or, if declared before the timely filing of the tax return for such year and paid not later than the first regular dividend payment after such declaration, in the following taxable year.

If we fail to meet the 90% distribution test as a result of an adjustment to tax returns by the Service, by following certain requirements set forth in the Code, we may pay a deficiency dividend within a specified period which will be permitted as a deduction in the taxable year to which the adjustment is made. We would be liable for interest based on the amount of the deficiency dividend. A deficiency dividend is not permitted if the deficiency is due to fraud with intent to evade tax or to a willful failure to file a timely tax return. We generally distribute dividends equal to 100% of our taxable income to eliminate corporate level tax. As to our net capital gains, rather than distribute them, we may elect to retain and pay the federal income tax on them, in which case our shareholders will (1) include their proportionate share of the undistributed net capital gains in income, (2) receive a credit for their share of the federal income tax we pay and (3) increase the basis in their stock by the difference between their share of the capital gain and their share of the credit.

A nondeductible excise tax, equal to 4% of the excess of such required distributions over the amounts actually distributed will be imposed for each calendar year to the extent that dividends paid during the year, or declared during the last quarter of the year and paid during January of the succeeding year, are less than the sum of:

†	85% of our “ordinary income,”

†	95% of our capital gain net income, and

†	income not distributed in earlier years.

FAILURE TO QUALIFY

If we fail to qualify as a REIT in any taxable year and the relief provisions provided in the Code do not apply, we will be subject to federal income tax, including any applicable alternative minimum tax, on our taxable income in that taxable year and all subsequent taxable years at the regular corporate income tax rates. We will not be allowed to deduct distributions to shareholders in these years, thereby reducing our after-tax cash available for dividend distribution. If we are not a REIT, the Code would not require us to make distributions. If we fail to meet the requirements described above, we will not be eligible again to elect REIT status until the fifth taxable year which begins after the year for which the election was terminated unless all of the following relief provisions apply:

†	We did not willfully fail to file a timely return with respect to the termination taxable year;

†	Inclusion of incorrect information in such return was not due to fraud with intent to evade tax; and

†	We establish that failure to meet requirements was due to reasonable cause and not willful neglect.

Federal income tax considerations

We may also voluntarily revoke our election, although we have no intention of doing so, in which event we will be prohibited, without exception, from electing REIT status for the year to which the revocation relates and the following four taxable years.

We intend to monitor on an ongoing basis our compliance with the REIT requirements described above. To maintain our REIT status, we will be required to limit the types of assets that we might otherwise acquire, or hold some assets at times when we might otherwise have determined that the sale or other disposition of these assets would have been more prudent.

TAXATION OF THORNBURG MORTGAGE, INC.

In each year in which we qualify as a REIT, we generally will not be subject to federal income tax on that portion of our REIT taxable income or capital gain that we distribute to our shareholders. We will, however, be subject to federal income tax at regular corporate income tax rates on any undistributed taxable income or capital gain.

Notwithstanding our qualification as a REIT, we may also be subject to tax in the following other circumstances:

†	If we fail to satisfy either the 75% or the 95% gross income test, but nonetheless maintain our qualification as a REIT because we meet other requirements, we generally will be subject to a 100% tax on the greater of the amount by which we fail either the 75% or the 95% gross income test multiplied by a fraction intended to reflect our profitability.

†	We will be subject to a tax of 100% on net income derived from any “prohibited transaction” which is, in general, a sale or other disposition of property held primarily for sale to customers in the ordinary course of business.

†	If we have (1) net income from the sale or other disposition of foreclosure property that is held primarily for sale to customers in the ordinary course of business or (2) other nonqualifying income from foreclosure property, it will be subject to federal income tax at the highest corporate income tax rate.

†	If we fail to distribute during each calendar year at least the sum of (1) 85% of our REIT ordinary income for such year, (2) 95% of our REIT capital gain net income for such year and (3) any amount of undistributed ordinary income and capital gain net income from preceding taxable years, we will be subject to a 4% federal excise tax on the excess of the required distribution over the amounts actually distributed during the taxable year.

†	If we acquire a built-in gain asset from a C corporation in a transaction in which the basis of the asset is determined by reference to the basis of the asset in the hands of the C corporation and we recognize built-in gain upon a disposition of such asset occurring within 10 years of its acquisition, then we will be subject to federal tax to the extent of any built-in gain at the highest corporate income tax rate.

†	We may also be subject to the corporate alternative minimum tax, as well as other taxes in situations not presently contemplated.

†	Any taxable REIT subsidiary of ours will be subject to taxation on net income and will make distributions to us as its shareholder only on after-tax income.

TAXATION OF SHAREHOLDERS

Unless you are a tax-exempt entity, distributions that we make to you, including distributions reinvested through our dividend reinvestment plan, generally will be subject to tax as ordinary income to the extent of our current and accumulated earnings and profits as determined for federal income tax purposes. If the

Federal income tax considerations

amount we distribute to you exceeds your allocable share of current and accumulated earnings and profits, the excess will be treated as a return of capital to the extent of your adjusted basis in your stock, which will reduce your basis in your stock but will not be subject to tax. To the extent the amount we distribute to you exceeds both your allocable share of current and accumulated earnings and profits and your adjusted basis, this excess amount will be treated as a gain from the sale or exchange of a capital asset. Distributions to our corporate shareholders, whether characterized as ordinary income or as capital gain, are not eligible for the corporate dividends received deduction, as long as our REIT election is in effect.

Distributions that we designate as capital gain dividends generally will be taxable in your hands as long term capital gains, to the extent such distributions do not exceed our actual net capital gain for the taxable year. In the event that we realize a loss for the taxable year, you will not be permitted to deduct any share of that loss. Further, if we, or a portion of our assets, were to be treated as a taxable mortgage pool, any excess inclusion income that is allocated to you could not be offset by any losses or other deductions you may have and would be treated as unrelated business income for tax-exempt entity shareholders. (See the discussions under the captions “Taxation of Tax-Exempt Entities” or “Foreign Shareholders.”) We have consistently avoided, and intend to continue avoiding, the recognition of excess inclusion income. Future Treasury regulations may require you to take into account, for purposes of computing your individual alternative minimum tax liability, some of our tax preference items.

Dividends that we declare during the last quarter of a calendar year and actually pay to you during January of the following taxable year, generally are treated as if we had paid them and you had received them on December 31st of the calendar year and not on the date actually paid. In addition, we may elect to treat other dividends distributed after the close of the taxable year as having been paid during the taxable year, so long as they meet the requirements described in the Code, but you will be treated as having received these dividends in the taxable year in which the distribution is actually made.

If you sell or otherwise dispose of our stock, you will generally recognize a capital gain or loss in an amount equal to the difference between the amount realized and your adjusted basis in the stock, which gain or loss will be long term if the stock is held for more than one year. Any loss recognized on the sale or exchange of stock held for six months or less generally will be treated as a long term capital loss to the extent of (1) any long term capital gain dividends you receive with respect to the stock and (2) your proportionate share of any long term capital gains that we retain (see the discussion under the caption Distribution Requirements).

If we fail to qualify as a REIT in any year, distributions we make to you will be taxable in the same manner discussed above, except that:

†	we will not be allowed to designate any distributions as capital gain dividends;

†	distributions (to the extent they are made out of our current and accumulated earnings and profits) will be eligible for the corporate dividends received deduction;

†	the excess inclusion income rules will not apply to you; and

†	you will not receive any share of our tax preference items.

In the event that we ceased to be a REIT, we could be subject to substantial federal income tax liability as a C corporation, and the amount of earnings and cash available for distribution to you and other shareholders could be significantly reduced or eliminated.

INFORMATION REPORTING AND BACKUP WITHHOLDING

For each calendar year, we will report to our domestic shareholders and to the Service the amount of distributions that we pay, and the amount of tax (if any) that we withhold on these distributions. Under

Federal income tax considerations

the backup withholding rules, you may be subject to backup withholding tax with respect to distributions paid unless you:

†	are a corporation or come within another exempt category and demonstrate this fact when required; or

†	provide a taxpayer identification number, certify as to no loss of exemption from backup withholding tax and otherwise comply with the applicable requirements of the backup withholding tax rules.

A domestic shareholder may satisfy this requirement by providing us an appropriately prepared Form W-9. If you do not provide us with your correct taxpayer identification number, then you may also be subject to penalties imposed by the Service.

Backup withholding tax is not an additional tax. Any amounts withheld under the backup withholding tax rules will be refunded or credited against your federal income tax liability, provided you furnish the required information to the Service.

TAXATION OF TAX-EXEMPT ENTITIES

Our stock is eligible for purchase by tax-exempt investors, such as pension plans, profit sharing plans, 401(k) plans, Keogh plans and individual retirement accounts, because we do not generate unrelated business income taxable to those types of entities.

The discussion under this heading only applies to you if you are a tax-exempt entity. In general, a tax-exempt entity that is a shareholder of our stock is not subject to tax on distributions. We have consistently avoided, and intend to continue to avoid, recognition of income that could cause an investment in our stock to generate unrelated business income for tax-exempt investors. The Service has ruled that amounts distributed by a REIT to an exempt employees’ pension trust do not constitute unrelated trade or business income and thus should be nontaxable to such a tax-exempt entity. Any indebtedness that we incurred in connection with the acquisition of real estate assets such as mortgage loans will not cause dividends paid to a shareholder that is a tax-exempt entity to be unrelated trade or business income, provided that the tax-exempt entity has not financed the acquisition of its stock with “acquisition indebtedness” within the meaning of the Code. Under some conditions, if a tax-exempt employee pension or profit sharing trust were to acquire more than 10% of our stock, a portion of the dividends on such stock could be treated as unrelated trade or business income. Our charter generally prohibits the ownership of more than 9.8% of our stock by any one owner; therefore, we do not expect that any one pension or profit-sharing trust will acquire more than 10% of our stock.

For social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts and qualified group legal services plans exempt from federal income taxation under Code Sections 501(c)(7), (c)(9), (c)(17) and (c)(20), respectively, income from an investment in our stock or securities will constitute unrelated trade or business income unless the organization is able to properly deduct amounts set aside or placed in reserve for certain purposes so as to offset the unrelated trade or business income generated by its investment. Such entities should review Code Section 512(a)(3) and should consult their own tax advisors concerning these “set aside” and reserve requirements.

FOREIGN SHAREHOLDERS

The preceding discussion does not address the federal income tax consequences to foreign shareholders, nonresident aliens and foreign corporations as defined in the Code, of an investment in our stock. In general, foreign shareholders will be subject to special withholding tax requirements on income and capital gains distributions attributable to their ownership of our stock. Foreign shareholders should consult their own tax advisors concerning the federal income tax consequences to them of a purchase of shares of our stock including the federal income tax treatment of dispositions of interests in, and the

Federal income tax considerations

receipt of distributions from, REITs by foreign shareholders. In addition, federal income taxes must be withheld on certain distributions by a REIT to foreign shareholders at a flat rate of 30% unless reduced or eliminated by an income tax treaty between the United States and the foreign shareholder’s country or unless the shares are held in connection with the foreign shareholder’s U.S. business. Any income that a foreign shareholder recognized from an investment in our shares would not be eligible for reduced withholding to the extent that such income were treated as excess inclusion income. A foreign shareholder eligible for reduction or elimination of withholding must file an appropriate form with us (or the appropriate withholding agent) in order to claim such treatment.

REDEMPTION AND CONVERSION OF PREFERRED STOCK

Cash Redemption of Preferred Stock

In general, a non-pro rata redemption of preferred stock from a shareholder who owns only preferred stock is treated as a sale or exchange and not a dividend. As a result, such shareholder will recognize gain or loss for federal income tax purposes in an amount equal to the difference between (1) the amount of cash and the fair market value of any property received, less any portion thereof attributable to accumulated and declared but unpaid dividends, which will be attributable as a dividend to the extent of our current and accumulated earnings and profits, and (2) the holder’s adjusted basis in the shares of the preferred stock for tax purposes. Such gain or loss will be capital gain or loss if the shares of the preferred stock have been held as a capital asset, and will be long term gain or loss if such shares have been held for more than one year.

Conversion of Preferred Stock into Common Stock

In general, no gain or loss will be recognized for federal income tax purposes upon conversion of the preferred stock solely into shares of common stock. The basis that a shareholder will have for tax purposes in the shares of common stock received upon conversion will be equal to the adjusted basis for the shareholder in the shares of preferred stock so converted, and provided that the shares of preferred stock were held as a capital asset, the holding period for the shares of common stock received would include the holding period for the shares of preferred stock converted. A shareholder will, however, generally recognize gain or loss on the receipt of cash in lieu of fractional shares of common stock in an amount equal to the difference between the amount of cash received and the shareholder’s adjusted basis for tax purposes in the preferred stock for which cash was received. Furthermore, under certain circumstances, a shareholder of shares of preferred stock may recognize gain or dividend income to the extent that there are dividends in arrears on the shares at the time of conversion into common stock.

Adjustments to Conversion Price

Adjustments in the conversion price, or the failure to make such adjustments, pursuant to the anti-dilution provisions of the preferred stock or otherwise, may result in constructive distributions to the shareholders of preferred stock that could, under certain circumstances, be taxable to them as dividends pursuant to Section 305 of the Code. If such a constructive distribution were to occur, a shareholder of preferred stock could be required to recognize ordinary income for tax purposes without receiving a corresponding distribution of cash.

WARRANTS

Upon the exercise of a warrant, a shareholder will not recognize gain or loss and will have a tax basis in the common stock received equal to the tax basis in such shareholder’s warrant plus the exercise price of the warrant. The holding period for the common stock purchased pursuant to the exercise of a warrant will begin on the day following the date of exercise and will not include the period that the shareholder held the warrant.

Federal income tax considerations

Upon a sale or other disposition of a warrant, a holder will recognize capital gain or loss in an amount equal to the difference between the amount realized and the holder’s tax basis in the warrant. Such a gain or loss will be long term if the holding period is more than one year. In the event that a warrant lapses unexercised, a holder will recognize a capital loss in an amount equal to his tax basis in the warrant. Such loss will be long term if the warrant has been held for more than one year.

STATE AND LOCAL TAXES

We are subject to state or local taxation in various jurisdictions, including those in which we transact business. Our shareholders are subject to state and local taxation in the jurisdiction in which they reside. The state and local tax treatment that applies to us and our shareholders may not conform to the federal income tax consequences discussed above. Consequently, we urge you to consult your own tax advisors regarding the effect of state and local tax laws.

Plan of distribution

We may sell the securities offered pursuant to this prospectus and any accompanying prospectus supplements to or through one or more underwriters or dealers or we may sell the securities to investors directly or through agents. Any underwriter or agent involved in the offer and sale of the securities will be named in the applicable prospectus supplement. Underwriters and agents in any distribution contemplated hereby, including but not limited to at-the-market equity offerings, may from time to time include Cantor Fitzgerald & Co. We may sell securities directly to investors on our own behalf in those jurisdictions where we are authorized to do so.

Underwriters may offer and sell the securities at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to the prevailing market prices or at negotiated prices. We also may, from time to time, authorize dealers or agents to offer and sell these securities upon such terms and conditions as may be set forth in the applicable prospectus supplement. In connection with the sale of any of these securities, underwriters may receive compensation from us in the form of underwriting discounts or commissions and may also receive commissions from purchasers of the securities for whom they may act as agent. Underwriters may sell the securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters or commissions from the purchasers for which they may act as agents.

Shares may also be sold in one or more of the following transactions: (a) block transactions in which a broker-dealer may sell all or a portion of the shares as agent but may position and resell all or a portion of the block as principal to facilitate the transaction; (b) purchases by a broker-dealer as principal and resale by the broker-dealer for its own account pursuant to a prospectus supplement; (c) a special offering, an exchange distribution or a secondary distribution in accordance with applicable NYSE or other stock exchange rules; (d) ordinary brokerage transactions and transactions in which a broker-dealer solicits purchasers; (e) sales “at the market” to or through a market maker or into an existing trading market, on an exchange or otherwise, for shares; and (f) sales in other ways not involving market makers or established trading markets, including direct sales to purchasers. Broker-dealers may also receive compensation from purchasers of the shares which is not expected to exceed that customary in the types of transactions involved.

Any underwriting compensation that we pay to underwriters or agents in connection with the offering of these securities, and any discounts or concessions or commissions allowed by underwriters to participating dealers, will be set forth in the applicable prospectus supplement. Dealers and agents participating in the distribution of the securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit on resale of the securities that they realize may be deemed to be underwriting discounts and commissions.

Underwriters, dealers and agents may be entitled, under agreements entered into with us, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act. Underwriters, dealers and agents may engage in transactions with, or perform services for, us and our affiliates in the ordinary course of business.

In connection with the offering of the securities hereby, certain underwriters and selling group members and their respective affiliates, may engage in transactions that stabilize, maintain or otherwise affect the market price of the applicable securities. These transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M promulgated by the SEC pursuant to which these persons may bid for or purchase securities for the purpose of stabilizing their market price.

The underwriters in an offering of securities may also create a “short position” for their account by selling more securities in connection with the offering than they are committed to purchase from us. In that case, the underwriters could cover all or a portion of the short position by either purchasing securities in the

Plan of distribution

open market following completion of the offering of these securities or by exercising any over-allotment option granted to them by us. In addition, the managing underwriter may impose “penalty bids” under contractual arrangements with other underwriters, which means that they can reclaim from an underwriter (or any selling group member participating in the offering) for the account of the other underwriters, the selling concession for the securities that are distributed in the offering but subsequently purchased for the account of the underwriters in the open market. Any of the transactions described in this paragraph or comparable transactions that are described in any accompanying prospectus supplement may result in the maintenance of the price of the securities at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph or in an accompanying prospectus supplement are required to be taken by any underwriters and, if they are undertaken, may be discontinued at any time.

Our common stock is listed on the NYSE under the symbol “TMA” and our Series A Preferred Stock is listed on the NYSE under the symbol “TMA-PrA.” Any shares of common stock sold pursuant to this prospectus, and any supplement thereto, will be listed on the NYSE, subject to official notice of issuance. The preferred stock and any securities other than common stock that we sell pursuant to this prospectus, and any supplement thereto, will be new issues of securities with no established trading market and may or may not be listed on a national securities exchange. Any underwriters or agents to or through which we sell securities may make a market in the securities, but these underwriters or agents will not be obligated to do so and any of them may discontinue any market making at any time without notice. We cannot, therefore, give any assurance as to the liquidity of or trading market for any securities that we sell, other than our common stock. We estimate that our expenses in connection with this offering, excluding commissions, will be approximately $299,895.

Experts

The financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2001, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

Legal matters

The validity of the securities offered hereby is being passed upon for us by Dechert. The opinion of counsel described under the heading “Federal Income Tax Considerations” is being rendered by Dechert. This opinion is subject to various assumptions and is based on current tax law. Michael Jeffers, our Secretary, is counsel to that firm and, as of August 16, 2002, owns 50,645 shares of our common stock, dividend equivalent rights for 46,013 shares, phantom stock rights for 13,866 shares, and owns a 1% equity interest of the Manager.

Where you can find more information

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may inspect and copy such reports, proxy statements and other information at the public reference facilities maintained by the SEC in the Public Reference Room, Judiciary Plaza, 450 Fifth Street, N.W, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information. This material can also be obtained from the SEC’s worldwide web site at http://www.sec.gov. All reports, proxy statements and other information that we file with the NYSE are also available at the offices of the NYSE (please call (212) 656-5060 for further information) or by visiting our website at www.thornburg.com. Information contained on our website is not, and should not be interpreted to be, a part of this prospectus or any accompanying prospectus supplement.

We have filed a registration statement, of which this prospectus is a part, covering the securities offered hereby. As allowed by SEC rules, this prospectus does not contain all the information set forth in the registration statement and the exhibits, financial statements and schedules thereto. We refer you to the registration statement, the exhibits, financial statements and schedules thereto for further information. This prospectus is qualified in its entirety by such other information.

Incorporation of certain documents by reference

The SEC allows us to “incorporate by reference” information into this prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information in this prospectus. We have filed the documents listed below with the SEC under the Exchange Act and these documents are incorporated herein by reference:

†	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2001;

†	Our Quarterly Report on Form 10-Q for the quarter ended June 30, 2002;

†	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2002;

†	Our Current Report on Form 8-K filed on February 19, 2002;

†	Our Current Report on Form 8-K filed on February 12, 2002; and

†	The descriptions of our common stock, Series A Preferred Stock and Series B Preferred Stock included in our registration statements on Form 8-A, as amended.

Any documents we file pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of the offering of the securities to which this prospectus relates will automatically be deemed to be incorporated by reference in this prospectus and to be part hereof from the date of filing those documents. Any documents we file pursuant to these sections of the Exchange Act after the date of the initial registration statement that contains this prospectus and prior to the effectiveness of the registration statement will automatically be deemed to be incorporated by reference in this prospectus and to be part hereof from the date of filing those documents.

Any statement contained in this prospectus or in a document incorporated by reference shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in this prospectus or in any other document which is also incorporated by reference modifies or supersedes that statement.

You may obtain copies of all documents which are incorporated in this prospectus by reference (other than the exhibits to such documents which are not specifically incorporated by reference herein) without charge upon written or oral request to Investor Relations, at Thornburg Mortgage, Inc., 150 Washington Avenue, Suite 302, Santa Fe, New Mexico 87501, telephone number (505) 989-1900 or by visiting our website at www.thornburg.com.